TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336



File No. 82-5139
August 28, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Results of Operation (Consolidated), First Quarter of Fiscal Year ended March 31, 2004;

2. Results of Operation (Consolidated) For the First Quarter of Fiscal Year Ended March 31, 2004; and

3. Annual Report 2003.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

CYBIRD®

File No.82-5139

JASDAQ

http://www.cybird.co.jp/english/profile/ir/index.html

Results of Operation (Consolidated), First Quarter of Fiscal Year ended March 31, 2004

English translation from the original Japanese-language document

August 1, 2003

Company name	: CYBIRD Co., Ltd.
Security Exchange	: JASDAQ
Code Number	: 4823
Head Office	: 4-3-20, Toranomon, Minato-ku, Tokyo
URL	: http://www.cybird.co.jp/
Representative	: Kazutomo Robert Hori, President and CEO
Contact Person	: Tomosada Yoshikawa, Senior Vice President Tel 81-3-3431-0111

1. Basis of presenting Quarterly Result of Operation
   (1) Change in Accounting Method N/A
   (2) Change in the Scope of Consolidation
   Number of consolidated companies 1
   Number of companies to which equity method is applied Nil

2. Results of Operation, 1st Quarter of Fiscal Year ended March 31, 2004 (From April 1, 2003 to June 30, 2003)

(1) Consolidated Results of Operation (Unit: Millions of yen, Round down)

	Net Sales	Operating Income	Ordinary Profit
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
1Q, FY ended March 31,2004	2,397 (17.0)	81 (-66.7)	94 (-61.1)
1Q, FY ended March 31,2003	2,048 (45.1)	243 (1,867.8)	242 (1,948.2)

	Net Income	Earnings per Share	ROE	ROA	Ordinary Profit Margin
	Millions of yen (%)	yen	%	%	%
1Q, FY ended March 31,2004	65 (-75.0)	1,029.10	1.2	1.4	3.9
1Q, FY ended March 31,2003	261 (378.4)	4,211.66	6.4	4.6	11.9

Note: 1. Average Number of Shares Issued 1st Quarter of FY ended March 31, 2004 63,536 shares
1st Quarter of FY ended March 31, 2003 61,992 shares

2. On November15, 2002, the Company conducted a stock split. The average number of shares issued is calculated assuming the stock split was made at the beginning of the fiscal year.
3. % indicates increase/decrease of each item compared with the same quarter in the previous fiscal year.

(2) Consolidated Financial Conditions (Unit: Millions of yen, Round down)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Millions of yen	Millions of yen	%	yen
1Q, FY ended March 31,2004	6,492	5,289	81.5	83,125.42
1Q, FY ended March 31,2003	5,391	4,332	80.4	137,204.41

Note: Number of share issued at the term end 1st Quarter of FY ended March 31, 2004 63,627
1st Quarter of FY ended March 31, 2003 31,579

(3) Consolidated Cash Flow (Unit: Millions of yen, Round down)

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
1Q, FY ended March 31,2004	(330)	(569)	(113)	1,700
1Q, FY ended March 31,2003	306	(136)	167	2,399

*We avoid providing earning forecasts because of the difficulty of predicting performance in the mobile Internet business field, which is highly volatile both in terms of market and competitive conditions.

File No.82-5139





03 SEP -2

http://www.cybird.co.jp/english/profile/ir/index.html

August 1, 2003
CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
4-3-20 Toranomon, Minato-ku, Tokyo
Contacts: Yoshikawa Tomosada
Senior Vice President
TEL : (03)3431-0111

Results of Operation (Consolidated)

For the First Quarter of Fiscal Year Ended March 31, 2004

1. Business Overview

1-1 Business Segments

Our Consolidated Group comprises CYBIRD Co., Ltd., three consolidated subsidiaries (K Laboratory Co., Ltd., DMOVE Co., Ltd. and GiGAFLOPS Japan Inc.) and an affiliate accounted for by the equity method (Cybird Korea Co., Ltd.). Our main business fields are (1) Mobile Content Business, (2) Marketing Solution Business, (3) International Business and (4) Technology-Related Business.

(1) Mobile Content Business

We develop and provide paid content for Internet-enabled mobile phones (including PHS) via four major Japanese wireless network operators.

(2) Marketing Solution Business

We provide consulting services for mobile Internet businesses and marketing solution services for the planning, development, and operation of mobile Internet sites, including customer support and other services. In compensation for these services, we receive consulting, planning, development, operating, and customer support fees and a share of revenue. We also conduct a mobile phone-based e-commerce business.

(3) International Business

We conduct Mobile Content, Marketing Solution and Technology-Related businesses abroad. Considering the business environments and risks in each particular country, we are now focusing on providing consulting, solution and content services to wireless network operators as our main international revenue source.

(4) Technology-related Business

K Laboratory Co., Ltd., a consolidated subsidiary of CYBIRD, researches and develops client-oriented software platforms for mobile phones. The company develops Java™ and BREW™ applications, as well as embedded native applications, middleware, library and platform technologies.

1-2 Relations with Subsidiaries and Affiliate

We apply K Laboratory's application technologies to content development. Moreover, we are collaborating with K Laboratory Co., Ltd., which develops client applicants while CYBIRD develops servers and sites and manages overall operations, in an effort to expand consolidated sales.

DMOVE Co., Ltd., a joint venture established with IMAGICA Corp. in February 2002, is building a cooperative digital content service development and sales organization, primarily for motion picture content streaming.

In April 2003, CYBIRD acquired GiGAFLOPS Japan Inc. and converted it to a wholly owned subsidiary. In collaboration with GiGAFLOPS, the Company is aiming to increase its number of content subscribers, mainly through mainly the use of GiGAFLOPS's application search services.

Our affiliate, Cybird Korea Co., Ltd., accounted for by the equity method, is in the process of establishing a commissioned software development organization utilizing Korea's competitive labor costs. They are conducting current business activities in Korea.

CYBIRD Group Business Chart



Consumers
Free/Chargeable Information Service
Subscription Fee
Merchandise/Services
Payment
Application registration Searching service
Wireless Network Operators
Client Companies
Payment
Application Licensing, Development & Consulting
Payment
Motion Picture Production
Payment
Marketing Solution etc.
Application Development, Consulting & Advertisement
Payment
Free/Chargeable Information Service
Subscription Fee After Deduction of Collection fee
Subsidiary
K Laboratory Co., Ltd.
Subsidiary
DMOVE Co., Ltd.
Payment
Subsidiary
GiGAFLOPS Japan Inc.
Application Licensing & Development & Consulting
Payment
Motion Picture Production
Payment
CYBIRD Co., Ltd.
Content Information
Information Providing Fee
Application Development
Development Fee
Affiliate accounted for by the equity method
Cybird Korea Co., Ltd
Information/Service/ Merchandise
Payment/Fee
Information Providers

1-3 CYBIRD's Consolidated Companies (As of June 30, 2003)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake (%)
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	February, 2002	Information Technology	¥50 mil.	1,000	52.50
K Laboratory Co., Ltd.	Minato-ku, Tokyo	August, 2000	Information Technology	¥308 mil.	6,170	74.02
GiGAFLOPS Japan Inc.	Shibuya-ku, Tokyo	February, 2000	Information Technology	¥70 mil.	1,150	100.00
Cybird Korea Co., Ltd.	Seoul, Korea	August, 2000	Information Technology	1,200 mil.Won	240,000	29.17

2. Business Policies

2-1 Business Principles/Missions

Our basic business principles are to maximize shareholders' value and by creating new values through the mobile Internet. In other words, we work to make people's lives fuller and more convenient as the "Best Partner for the Mobile Internet". Our business is driven by the four policies shown below.

(1) Selectivity and Focus on Strategic Business Fields
(2) Adaptation to Change in the Business Environment
(3) Emphasis on Profitability, Sustainability and Expandability
(4) Achievement of Synergies with Subsidiaries and Affiliates

2-2 Dividends Policy

We recognize returning profits to our shareholders to be vital management issue. Our basic dividends policy is to consider business performance and financial position and the need to expand internal reserves for future business development in determining dividends.

2-3 Stock Unit Adjustment Policy

We carefully consider stock splits, taking into account for the stock prices, their supply and demand, and other factors.

2-4 Mid to Long-term Business Policy

(1) Existing Business

In the Mobile Content Business, we are continuing to expand earnings by providing customers with highly satisfying content and targeting an improvement in business efficiency based on our past experience in the business. In the Marketing Solution Business, using "Sugu Mail®" and QR code, etc. as stepping stones, we are broadening our support services for sales promotions. In line with the growth in the market penetration rate of mobile phones, interest in the potential of one-to-one marketing is growing in leaps and bounds among many companies. Also, we intend to position the Company as the top brand in the mobile marketing field. In the e-Commerce Business, we are aiming to quickly build a profitable base through appealing merchandise and useful business tie-ups with other companies.

(2) Creating New Business Opportunities for Existing Businesses

In addition to the customers' solicitations mainly through "official menu" that we have conducted in the past, we are concentrating our efforts on using other media for marketing. With the Media Development Department as the core, we are utilizing broadcasting, publications, etc. to suggest appealing life styles based on our products to people pursuing more advanced function in the mobile internet. At the same time, we also offer companies that target this customers base new business opportunities.

(3) International Business

Our international business activities focus on supplying resources for the distribution of content services for mobile phones. In addition, we are aiming to quickly establish a profitable base by concentrating on regions where we see potential growth in demand to increase the efficiency of our sales efforts.

(4) Technology-Related and New Business Domains

Through our subsidiary K Laboratory, we provide customers with leading-edge applications. Furthermore, in conjunction with our R&D unit, the Strategic Technology Planning Department, we are pursuing R&D of the ubiquitous computing environment that is not necessarily limited to mobile phones. Specifically, we are researching compatibility with IC cards and RFID(Radio Frequency IDentification), Bluetooth™ protocol, and wireless LANs as well as interactive content for terrestrial digital broadcasting. Also, we are formulating specifications for Internet applications of car navigation systems as a regular member of the Internet ITS Research Group.

2-5 Corporate Governance

(1) Fundamental Stance on Corporate Governance and Measures Implemented

In our view, corporate governance's role is to act as a business administrative function that maximizes corporate value for our stakeholders. To establish such a corporate governance function, we have implemented a corporate officer system, appointed outside directors and auditors, and concentrated our efforts on building an organization that enables fast decision-making and that closely monitors business execution. Our efforts are also directed toward ensuring continued improvement in the transparency of our business and our ability to adapt to changes in the business environment.

(2) Corporate Governance Organization and Recent Actions

1) Corporate Governance Organization Covering Decision-Making, Business Execution, Auditing, and Other Management Systems

a) Board of Directors

The Board of Directors comprises eight directors including one outside director. The regular monday meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities. Moreover, the Executive Committee comprising the heads of the business divisions and directors such as corporate officers meet weekly to do preliminary screening of the items to be decided on by the Board of Directors and to deliberate various issues related to the overall business.

b) Audit Committee

The Audit Committee comprises three outside auditors, with one serving as a standing auditor. The standing auditor particularly participates in the meetings of the Board of Directors and the Executive Committee, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c) Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to the President. In addition to monitoring special items indicated by the President, the office monitors compliance with critical decisions and other company regulations, and monitoring business efficiency.

d) Independent Audit Firms and Legal Advisors

The Company has hired Tohmatsu & Co. as its independent auditors. It also has concluded a contract with a legal office to enable the Company to receive appropriate advice and guidance on all legal issues.

e) Internal Checks and Balances Function and Various Committees

In addition to forming various rules and regulations, the Company is establishing an organization that enables quick and appropriate decision-making by reviewing its follow up process after a consensus has been reached within the Company and strengthening its business management functions. The IR Committee considers measures to make the Company's business more transparent while the Crisis Management Committee considers measures to strengthen the Company's corporate governance systems.

2) Vested Interests of Outside Directors and Auditors Due to Personal, Investment, and Business Relationships

a) An outside director of the Company, Fumio Nagase is currently also the president of IMAGICA, which holds a stake in, operates a joint content business with, and receives other outsourcing business from CYBIRD. However, as an individual, Fumio Nagase has no direct vested interest in CYBIRD that could cause a conflict of interest.

b) None of the outside auditors have any business relationships with the Company.

(3) Crisis Management Committee

In April 2002, we established the Crisis Management Committee. The committee oversees efforts to determine the risks the company is exposed to, and to consider counter measures, and carry out in-house education. Headed by our CEO, the committee's mission is to take preventative action against foreseen risks and minimize damage from unexpected events by responding promptly.

(4) Investor Relations Committee

Guided by the IR Committee, which consist of key personnel from departments throughout the Company and reports directly to the CEO, our IR activities are directed at promoting public understanding of our business, realizing a fair price for our stock, and increasing public awareness of the company. Based on the motto "Timely, Fair, and Proactive disclosure," we are working to improve the quality of our IR activities.

(5) Environmental Preservation

We are voluntarily implementing environmental preservation measures. We use recycled paper for business cards and recycle waste paper. In this quarter, we have achieved a 405.92kg reduction of CO_2 (equivalent to saving 11.28 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems.

2-6 Major Issues

Having grown rapidly in the emerging mobile Internet industry, we are concentrating on the following major issues to accelerate further growth.

(1) Establishing Strategy and Revenue Base for Sustained Growth
- Thorough emphasis on selectivity and focus by analysis, evaluation and reexamination of our business portfolio
- Further expansion in share of content market and improvement in earning capabilities
- Further growth in our Marketing Solutions Business, driven mainly by Sugu Mail.
- Establishing revenue bases for the e-Commerce, Media Strategy, International, and Affiliates' businesses
- Improving the accuracy of investment decision-making

(2) Strengthening Internal Administration Systems to Support Our Growth
- Establishing a decision making system based on financial indicators
- Ensuring smooth operation of new personnel systems
- Implementing strategic recruitment and allocation of human resource
- Improving CYBIRD group administration
- Maximizing synergies with associated companies
- Reinforcing corporate governance and compliance

2-7 Key Managerial Indicators

Cash flow is top priority in our business. Return on Equity (ROE) and Economic Value Added (EVA®) are also considered to be key business indicators. Our aim is to achieve ROE of 20% and maximize EVA® in the mid and long term.

3. Financial Condition and Results of Operations

3-1 Mobile Internet Business Climate

(1) Japanese Market

The number of Mobile and PHS Phone Subscriptions

	Mobile and PHS	(PHS)
As of June 30, 2003	82.64 million	(5.43 million)

Source : The Telecommunications Carriers Association (TCA)

The number of Internet-Access Mobile and PHS Phone Subscriptions

	Mobile and PHS	(PHS)
As of June 30, 2003	64.42 million	*N/A

Source : The Telecommunications Carriers Association (TCA)

* As of June 2003, operators have ceased providing data on PHS IP access services.

(2) International Market

The number of mobile phone users worldwide reached 955 million subscribers at the end of 2001, and is forecasted to reach 1,591 million subscribers by the end of 2005, according to the Nomura Securities' survey.

(3) New Platform

According to NTT DoCoMo, as of June 30, 2003, the number of Java-enabled mobile phones sold by the company exceeded 47% of all i-mode handsets. J-PHONE and KDDI's Java-enabled handsets are also becoming standards. Furthermore, new handset devices carrying QUALCOMM Inc.'s BREW have been launched. Also, camera-equipped handsets accounted for 60% of the volume of mobile phone shipments in the past year and are driving growth in the mobile phone market.

Third generation mobile phones, or 3G wireless services, have been launched on the market and growing at a satisfactory pace; FOMA (NTT DoCoMo) has acquired over 330 thousand subscribers as of March 31, 2003 and the number of CDMA2000 1x(KDDI) subscribers reached 6.8 million. (Reference: NTT DoCoMo, KDDI, Multi-media research Institute)

3-2 Consolidated Business Overview (Quarter)

(Unit: Millions of yen, Round down)

	Sales (mil. yen)	Ordinary Profit (mil. yen)	Net Income (mil. yen)	Earnings per Share* (yen)	ROE (annualized, %)	EBITDA (mil. yen)
1st Quarter FY ended March 31, 2004	**2,397**	**94**	**65**	**1,029**	**5.0**	**169**
1st Quarter FY ended March 31, 2003	2,048	242	261	4,212	25.7	333
Change (% change)	349 (17.0%)	-148 (-61.1%)	-195 (-75.0%)	-3,184	-20.7 points	-163 (-49.1%)

*The two-for-one stock split was conducted on November 15, 2002.

*In calculating earnings per share for the first quarter of the fiscal year ended March 2003, the above stock split was taken in account as if it occurred at the beginning of the quarter.

3-3 Overview by Operation

(1) Mobile Content Business (Quarter)

	Sales (mil. yen)	% of Consolidated Sales (%)	Number of Content Services	Number of New Content Services	Number of Terminated Content Services	Number of Subscribers (thousand people)
1st Quarter FY ended March 31, 2004	**1,746**	**72.8**	**83**	**3**	**1**	**3,505***
1st Quarter FY ended March 31, 2003	1,715	83.7	76	3	0	3,371
Change	30	-11.0 points	7	0	1	134

*Before adjustment

Sales increased ¥30 million compared with the same quarter in the previous fiscal year, but decreased ¥40 million from the previous quarter due to intensification of competition.

Change in the Number of Domestic Content Services


76
77
88
81
83
80
60
40
20
0
14
18
16
28
14
18
16
29
14
20
19
35
1
24
21
35
1
25
21
36
DDI POCKET
KDDI
J-PHONE
NTT DoCoMo
Jun.
Sep.
Dec.
Mar.
Jun.

Breakdown of our content services (as of June 30, 2003)

Java-enabled Content Services			Motion Picture Content Services	
i-appli (NTT DoCoMo)	ezplus (KDDI)	Java-appli (J-PHONE)	i-motion (NTT DoCoMo)	ezmovie (KDDI)
22	8	6	2	3

# of Subscribers and Sales transition


Unit: thousand people
Unit: million yen
3,800
3,600
3,400
3,200
3,000
2,800
1,900
1,800
1,700
1,600
1,715
1,828
1,743
1,786
1,746
3,371
3,462
3,604
3,421
3,505
Before Adjustment
1Q
2Q
3Q
4Q
1Q
FY2002
FY2003
# of subscribers
Sales

Sales composition ratio per Wireless Network Operator

	1st Quarter FY ended March 31, 2004	1st Quarter FY ended March 31, 2003
NTT DoCoMo	60%	60%
J-PHONE	23%	22%
KDDI	17%	17%
DDI POCKET	0%	1%

(2) Marketing Solution Business (Quarter)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
1st Quarter, FY ended March 31, 2004	**371**	**15.5 %**
1st Quarter, FY ended March 31, 2003	261	12.8 %
Change	109	2.7 points

Marketing Solution Business sales for the quarter under review was increased ¥109 million to ¥371 million from the same period in the previous fiscal year due to increase in commissioned developments and in providing marketing support services such as sales promotion contracts. Because revenue of the previous quarter increased due to seasonal reasons, current quarter sales declined with respect to previous quarter.

(3) International Business (Quarter)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
1st Quarter, FY ended March 31, 2004	**8**	**0.4 %**
1st Quarter, FY ended March 31, 2003	3	0.2 %
Change	5	0.2 points

International sales increase ¥5 million to ¥8 million from the same period in the previous fiscal year due to continuous revenues from distribution of i-mode content throughout Europe and SMS content and solutions (Branded SIM service) in Asia.

(4) Technology-Related Business (K Laboratory Co., Ltd.) (Quarter)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
1st Quarter, FY ended March 31, 2004	**271**	**11.3 %**
1st Quarter, FY ended March 31, 2003	68	3.3 %
Change	203	8.0 points

Growth in the number of major commissioned development of Java application supported a ¥203 million increase in sales compared with the same period in the previous fiscal year, to ¥271 million (before inter-company transaction totaled ¥321 million).

3-4 Consolidated Income Statement

(1) Sales

For the quarter under review, consolidated net sales amounted to ¥2,397 million, climbing ¥349 million, or 17.0%, from the same period in the previous fiscal year.

(2) Cost of Sales

Cost of sales totaled ¥1,232 million, expanding ¥234 million, or 23.6%, from the first quarter in the previous fiscal year. The increase can mainly be attributed to growth in personnel expenses due the start up of new business. As a result, gross profit for the first quarter amounted to ¥1,165 million, and the gross profit ratio was 48.6%.

(3) Selling, General and Administrative Expenses

Major SG&A expenses for the period under review were as follows.

<Quarter> (Unit: Millions of yen, Round down)

	1st Quarter Fiscal Year ended March 31, 2004	1st Quarter Fiscal Year ended March 31, 2003	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**326**	**238**	88	37.1
Advertisement Expenses	**134**	**71**	63	88.2
Research and Development Expenses	**143**	**91**	52	57.1
Commission Paid	**306**	**254**	52	20.7
Others	**171**	**150**	20	13.3
Total	**1,083**	**806**	276	34.3

Main points of the quarter.

- Personnel expenses increased along with business expansion.
- Increase in advertisement expenses such as sales promotion expense in expectation of sales increase and expenses for branding and IR tools.

(4) Ordinary Profit

Under the impact of increases in the cost of sales and SG&A expenses, operating income decreased ¥162 million, or 66.7%, from the same period in the previous fiscal year, to ¥81 million. The Company received damage compensation payments during the quarter under nonoperating expenses, holding the decline in ordinary income to ¥148 million, or 61.1%, at ¥94 million.

(5) Net Income

After adjusting for an extraordinary loss on disposal of fixed asset and income taxes, net income amounted to ¥65 million, down ¥195 million, or 75%, year on year. Despite the decline in net income, the Company eliminated its accumulated losses on a consolidated basis.

3-5 Consolidated Balance Sheet

At the end of the first quarter, total assets amounted to ¥6,492 million. Total liabilities were ¥1,131 million and shareholders' equity was ¥5,289 million.

Main points regarding the balance sheet for the quarter under review.

- Cash and cash equivalents declined due to payment of income taxes and other expenses
- Investments and others increased due to the reimbursement of lease deposit on relocation to new office

	1st Quarter Fiscal Year ended March 31, 2004	1st Quarter Fiscal Year ended March 31, 2003
Equity ratio (%)	81.5	80.4
Equity ratio on a market value basis (%)	236.2	308.1

Equity ratio: Proportion of equity to total assets.

Equity ratio on a market value basis: Proportion of market capitalization to total assets.

Note: Market capitalization was calculated by using total issued and outstanding shares at the end of the first quarter and the closing price for the Company's stock on the last day of business in the quarter.

3-6 Consolidated Cash Flow Statement

At June 30, 2003, cash and cash equivalents (hereafter termed "cash") totaled ¥1,700 million, declining ¥698 million, or 29.1%, from the same period in the previous fiscal year.

Main points for the quarter under review.

- Payment of income taxes and other expenses
- Expenditures for investment securities (GiGAFLOPS Japan Inc.)
- Reimbursement of lease deposit on relocation to new office

3-7 Earning Forecasts

CYBIRD avoids providing earnings forecasts because of the difficulty of predicting performance in the mobile Internet business field, which is highly volatile both in terms of market and competitive condition.

As reference only, we do anticipate growth in expenses in the fiscal year ending March 2004, primarily related to the start up of Media Development Department and to efforts to improve our competitiveness in the Content Business. We estimate that in comparison to the fiscal year ended March 2003, the cost ratio will increase around 3 percentage points and SG&A expenses will expand by about ¥900 million.

4. Consolidated Financial Statements

4-1 Consolidated Balance Sheet (Quarter)

(Unit: Millions of yen, Round down)

	1st Quarter ended June 30, 2003		1st Quarter ended June 30, 2002		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Assets						
Current Assets:						
Cash and cash equivalents	1,700		2,399			
Accounts receivable	2,366		1,970			
Inventories	75		12			
Other current assets	388		123			
Allowance for doubtful accounts	(31)		(78)			
Total current assets	4,499	69.3	4,426	82.1	72	1.6
Property and equipment:						
Tangible fixed assets:	121	1.9	132	2.4	(11)	(8.4)
Intangible fixed assets:						
Software	407		503			
Software in progress	38		32			
Others	40		1			
Total intangible assets	486	7.5	536	10.0	(49)	(9.3)
Investments and Other Assets:						
Investment securities	458		-			
Deposit with landlord	715		254			
Others	211		41			
Total investments and other assets	1,384	21.3	295	5.5	1,089	368.6
Total property and equipment	1,993	30.7	964	17.9	1,028	106.6
Total	6,492	100.0	5,391	100.0	1,100	20.4

(Unit: Millions of yen, Round down)

	1st Quarter ended June 30, 2003		1st Quarter ended June 30, 2002		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Liabilities:						
Current liabilities:						
Accounts payable	445		356			
Short-term debt	152		183			
Accrued expenses	385		416			
Accrued income taxes	0		0			
Bonus payment reserve	44		0			
Other current liabilities	96		74			
Total current liabilities	1,125	17.3	1,031	19.1	93	9.0
Long-term liabilities:						
Current portion of long-term debt	-		7			
Long-term debt	6		-			
Total long-term liabilities	6	0.1	7	0.1	(1)	(14.4)
Total	1,131	17.4	1,038	19.2	92	8.9
Minority interests:						
Minority interests	72	1.1	19	0.4	52	266.2
Shareholders' Equity:						
I Common stock	2,594	40.0	2,555	47.4		
II Additional paid-in capital	2,651	40.8	2,612	48.4		
III Retained earnings	43	0.7	(834)	(15.4)		
IV Unrealized gain in available-for-sale securities	0	0.0	-	-		
V Foreign currency transaction adjustment	(0)	(0.0)	(0)	(0.0)		
Total shareholders' equity	5,289	81.5	4,332	80.4	956	22.1
Total	6,492	100.0	5,391	100.0	1,100	20.4

4-2 Consolidated Income Statements (Quarter)

(Unit: Millions of yen, Round down)

	1st Quarter of FY ended March 31, 2004 (From April 1, 2003 To June 30, 2003)		1st Quarter of FY ended March 31, 2003 (From April 1, 2002 To June 30, 2002)		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Net Sales	2,397	100.0	2,048	100.0	349	17.0
Cost of Sales	1,232	51.4	997	48.7	234	23.6
Gross Profit	1,165	48.6	1,050	51.3	114	10.9
Selling, General and Administrative Expenses	1,083	45.2	806	39.4	276	34.3
Operating Income	81	3.4	243	11.9	(162)	(66.7)
Nonoperating Income	18	0.7	1	0.1	16	978.6
Nonoperating Expenses	4	0.2	2	0.1	2	76.3
Ordinary Profits	94	3.9	242	11.9	(148)	(61.1)
Extraordinary Gain	-	-	9	0.4	(9)	(100.0)
Extraordinary Loss	2	0.1	-	-	2	-
Income Before Income Taxes and minority Interests	92	3.8	252	12.3	(160)	(63.5)
Income Taxes	8	0.4	1	0.1	7	663.2
Profit (Loss) on minority interests	17	0.7	(10)	(0.5)	27	277.8
Net Income	65	2.7	261	12.7	(195)	(75.0)

Sales by Operations

(Unit: Millions of yen, Round down)

	1st Quarter of FY ended March 31, 2004 (From April 1, 2003 To June 30, 2003)		1st Quarter of FY ended March 31, 2003 (From April 1, 2002 To June 30, 2002)		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Mobile Contents Business	1,746	72.8	1,715	83.7	30	1.8
Marketing Solution Business	371	15.5	261	12.8	109	42.0
International Business	8	0.4	3	0.2	5	173.6
Technology-Related Business	271	11.3	68	3.3	203	298.9
Total	2,397	100.0	2,048	100.0	349	17.0

Note) 1. Consumption tax is not included in the sum mentioned above

2. "Technology-Related Business" is mainly business of K Laboratory Co., Ltd.

4-3 Consolidated Statement of Shareholders' Equity (Quarter)

(Unit: Millions of yen, Round down)

	1st Quarter of FY ended March 31, 2004 (From April 1, 2003 To June 30, 2003)	1st Quarter of FY ended March 31, 2003 (From April 1, 2002 To June 30, 2002)
	millions of yen	millions of yen
Additional paid-in capital:		
I Balance at the beginning of period	2,642	2,465
II Increase in additional paid-in capital		
Increase due to share issuance	8	146
Addition to additional paid-in capital	8	146
III Balance at the end of period	2,651	2,612
Retained earnings:		
I Balance at the beginning of period	(22)	(1,095)
II Increase in retained earnings		
Net income for the quarter	65	261
Addition to retained earnings	65	261
III Balance at the end of period	43	(834)

4-4 Consolidated Cash Flow Statements (Quarter)

(Unit: Millions of yen, Round down)

	1st Quarter of FY ended March 31, 2004 (From April 1, 2003 To June 30, 2003)	1st Quarter of FY ended March 31, 2003 (From April 1, 2002 To June 30, 2002)
	millions of yen	millions of yen
Operating activities:		
Income before income taxes and minority interest	92	252
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	88	89
Write-down of consolidation adjustment account	3	-
Increase (decrease) in allowance for doubtful accounts	(0)	42
Increase (decrease) in bonus payment reserve	(47)	(42)
Interests and dividend earned	(1)	(0)
Interest expenses	1	1
Equity in net loss (gain) of an affiliate	2	1
Gain on sales of investment securities	-	(9)
Change in operating assets and liabilities		
(Increase) decrease in accounts receivable	153	45
(Increase) decrease in inventory	(11)	28
Increase (decrease) in accounts payable	(12)	25
Increase (decrease) in accrued expenses	(62)	(87)
Others	(4)	(36)
Total	200	310
Interests and dividends received	1	0
Interest paid	(1)	(1)
Income tax paid	(530)	(3)
Cash flow from operating activities	(330)	306
Investing activities:		
Expenditures for property and equipment	(5)	(6)
Expenditure for software	(79)	(153)
Proceeds from sales of investment securities	-	25
Expenditure for investment in subsidiaries	(62)	(0)
Expenditure for short-term lending	(25)	-
Expenditures for deposits with landlord	(395)	(0)
Others	(2)	(1)
Cash flow from investing activities	(569)	(136)
Financing activities:		
Proceeds from short-term debt	100	100
Repayment of short-term debt	(220)	(216)
Expenditure for repayment of long-term amortization payment	(10)	(10)
Repayment of long-term debt	(0)	-
Proceeds from issuance of new shares	18	293
Cash flow from financing activities	(113)	167
Foreign currency translation adjustment	0	-
Net increase in cash and cash equivalents	(1,013)	336
Cash and cash equivalents at the beginning of period	2,713	2,062
Cash and cash equivalents at the end of period	1,700	2,399

Notes to Consolidated Financial Statements

1. Basis of Consolidation	(1) Number of Consolidated Company: 3 K Laboratory Co., Ltd. DMOVE Co., Ltd. GiGAFLOPS Japan Inc. GiGAFLOPS became a subsidiary based on the acquisition of shares by CYBIRD during the quarter under review and is being included as a consolidated subsidiary from this quarter. (2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	(1) CYBRID has no unconsolidated subsidiaries that are accounted for by the equity method (2) Number of associated companies accounted for by equity method: 1 (one) (3) Name of the associated company accounted for by equity method: Cybird Korea Co., Ltd. (4) CYBIRD has no unconsolidated subsidiaries or affiliates that that are not accounted for by the equity method. (5) Among the companies accounted for under the equity method,where the date for the end of the accounting period of a company is different that of CYBRID, statements prepared using the accounting date of the company are used in preparing figures for CYBIRD consolidated statements.
3. Fiscal Year of Consolidated Subsidiary	Among consolidated subsidiaries, GiGAFLOPS quarterly accounting date is July 31. Accordingly, CYBIRD's consolidated statements have been prepared using trial balances of GiGAFLOPS statements based on the date of the end of CYBIRD's accounting period.
4. Summary of Significant Accounting Policies	
(1) Asset Valuation Standards and Methods	a. Investment Securities Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. b. Inventories - Merchandise Valuation at Cost by Moving Average Cost Method - Work in Process Valuation at Cost by Identified Cost Method
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Computed on the declining-balance method. Useful Lives : Leasehold improvements 10 to 15 years Furniture and Fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use).The straight-line method, based on a useful life of 3 years, is applied to software for in-house use.
(3) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast.

(4) Leases	All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases deemed to transfer ownership of the leased property to the lessee are capitalized, while other finance leases may be accounted for as operating leases subject to appropriate footnote disclosure.
(5) Others	Method of accounting for consumption taxes Exclusion method is employed.
5. Cash and Cash Equivalents in Consolidated Cash Flow Statements	Cash and Cash Equivalents in the Consolidated Cash Flow Statements consist of cash on hand and bank deposits with maturities under 3 months.

5. Stock Information

5-1 Authorized Shares

254,076 shares (as of June 30, 2003)

5-2 Number of Shares Issued and Outstanding

63,627 shares (as of June 30, 2003)

5-3 Fully Diluted Shares

65,853 shares* (as of June 30, 2003)

*Including 2,226 potential shares from unexercised stock options

5-4 Number of Shareholders

1,464 (as of March 31, 2003)

5-5 Principal Shareholders (as of March 31, 2003)

	Shares Owned		Investment in Equity of Major Shareholders	
	Shares	% of Voting Rights	Shares	% of Voting Rights
Kazutomo Robert Hori	8,398	13.22	–	–
Yosuke Iwai	3,827	6.02	–	–
Omron Corporation	3,600	5.66	–	–
Tetsuya Sanada	3,582	5.63	–	–
Omron Finance Co., Ltd.	3,560	5.60	–	–
Japan Trustee Services Bank	3,194	5.02	–	–
Master Trust Bank of Japan	2,995	4.71	–	–
Raumuzu Co., Ltd.	2,520	3.96	–	–
Tomoo Tateishi	2,166	3.41	–	–
Kenichiro Nakajima	2,062	3.24	–	–

5-6 Distribution of Shareholders (as of March 31, 2003)

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders (Persons)	0	17	0	53	34	1,360	1,464
Shares owned (Shares)	0	12,838	0	16,440	6,424	27,817	63,519
Percentage of shares (%)	0.00	20.21	0.00	25.88	10.11	43.79	100.00

5-7 Specified Minority Shareholders' Interest (as of March 31, 2003)

35,904 shares (56.52%)

*10 major shareholders' and directors' interest

5-8 Floating Shares (as of March 31, 2003)

6,255 shares (9.85%)

5-9 Shares owned by Investment Trusts (as of March 31, 2003)

7,461shares (11.75%)

5-10 Shares owned by Pension Funds (as of March 31, 2003)

828 shares (1.30%)

5-11 Shares owned by Directors (as of March 31, 2003)

20,035 shares (31.54%)

5-12 Shares Issued and Paid-in Capital (as of June 30, 2003)

<table>
<tr><th rowspan="2">Date</th><th colspan="2">Numbers of Shares Issued</th><th colspan="2">Paid-in Capital (Thousands of yen)</th><th colspan="2">Additional Paid in Capital (Thousands of yen)</th><th rowspan="2">Notes</th></tr>
<tr><th>Change</th><th>Balance</th><th>Change</th><th>Balance</th><th>Change</th><th>Balance</th></tr>
<tr><td>September 29, 1998</td><td>1,800</td><td>1,800</td><td>90,000</td><td>90,000</td><td>-</td><td>-</td><td>Foundation, Issue Price ¥ 50,000</td></tr>
<tr><td>November 23, 1999</td><td>200</td><td>2,000</td><td>50,000</td><td>140,000</td><td>50,000</td><td>50,000</td><td>Third Party Allocation (Investment Companies)
Offer Price ¥ 500,000, Capitalization ¥ 250,000</td></tr>
<tr><td>December 30, 1999</td><td>200</td><td>2,200</td><td>50,000</td><td>190,000</td><td>50,000</td><td>100,000</td><td>Third Party Allocation (Kenichiro Nakajima)
Offer Price ¥ 500,000, Capitalization ¥ 250,000</td></tr>
<tr><td>January 29, 2000</td><td>200</td><td>2,400</td><td>50,000</td><td>240,000</td><td>50,000</td><td>150,000</td><td>Third Party Allocation (Investment Companies)
Offer Price ¥ 500,000, Capitalization ¥ 250,000</td></tr>
<tr><td>March 14, 2000</td><td>300</td><td>2,700</td><td>300,000</td><td>540,000</td><td>300,000</td><td>450,000</td><td>Third Party Allocation (Omron Corp. etc.)
Offer Price ¥ 2,000,000, Capitalization ¥ 1,000,000</td></tr>
<tr><td>March 28, 2000</td><td>1,000</td><td rowspan="2">3,900</td><td>50,000</td><td rowspan="2">790,000</td><td>500</td><td rowspan="2">650,500</td><td>Exercise of Warrant No. 1
Issue Price ¥ 50,000, Capitalization ¥ 50,000
Excess over Par ¥ 500</td></tr>
<tr><td>March 28, 2000</td><td>200</td><td>200,000</td><td>200,000</td><td>Third Party Allocation (Dentsu.com No.1 etc.)
Offer Price ¥ 2,000,000, Capitalization ¥ 1,000,000</td></tr>
<tr><td>March 31, 2000</td><td>480</td><td>4,380</td><td>480,000</td><td>1,270,000</td><td>480,000</td><td>1,130,500</td><td>Third Party Allocation (Omron Corp. etc.)
Offer Price ¥ 2,000,000, Capitalization ¥ 1,000,000</td></tr>
<tr><td>April 1, 2000</td><td>100</td><td>4,480</td><td>5,000</td><td>1,275,000</td><td>15,000</td><td>1,145,500</td><td>Absorption of Paradiseweb Co., Ltd. (4 : 1)</td></tr>
<tr><td>June 20, 2000</td><td>8,960</td><td>13,440</td><td>-</td><td>1,275,000</td><td>-</td><td>1,145,500</td><td>Stock Split (1: 3)</td></tr>
<tr><td rowspan="2">December 21, 2000</td><td>1,300</td><td rowspan="2">15,340</td><td>773,500</td><td rowspan="2">2,405,500</td><td>900,900</td><td rowspan="2">2,462,200</td><td>IPO (Domestic)
Offer Price ¥ 1,400,000 (Underwriting Price ¥ 1,288,000,
Issue Price ¥ 1,190,000, Capitalization ¥ 595,000)</td></tr>
<tr><td>600</td><td>357,000</td><td>415,800</td><td>IPO (Global Offering)
Offer Price ¥ 1,400,000 (Underwriting Price ¥ 1,288,000,
Issue Price ¥ 1,190,000, Capitalization ¥ 595,000)</td></tr>
<tr><td>August 24, 2001</td><td>15,340</td><td>30,680</td><td>-</td><td>2,405,500</td><td>-</td><td>2,462,200</td><td>Stock Split (1: 2)</td></tr>
<tr><td>March 31, 2002</td><td>18</td><td>30,698</td><td>3,000</td><td>2,408,500</td><td>3,000</td><td>2,465,200</td><td>Exercise of Stock Option No. 1
Issue Price ¥ 333,334, Capitalization ¥166,667
Excess over Par ¥ 166,667</td></tr>
<tr><td>June 30, 2002
(Apr. 1 – Jun. 30)</td><td>881</td><td>31,579</td><td>146,833</td><td>2,555,333</td><td>146,833</td><td>2,612,033</td><td>Exercise of Stock Option No. 1
Issue Price ¥ 333,334, Capitalization ¥166,667
Excess over Par ¥ 166,667</td></tr>
<tr><td>September 30, 2002
(Jul. 1 - Sep. 30)</td><td>61</td><td>31,640</td><td>10,166</td><td>2,565,500</td><td>10,166</td><td>2,622,200</td><td>Exercise of Stock Option No. 1 and No. 2
Issue Price ¥ 333,334, Capitalization ¥166,667
Excess over Par ¥ 166,667</td></tr>
<tr><td>November 15, 2002</td><td>31,640</td><td>63,280</td><td>-</td><td>2,565,500</td><td>-</td><td>2,622,200</td><td>Stock split (1:2)</td></tr>
<tr><td>December 31, 2002
(Oct. 1 - Dec. 31)</td><td>164</td><td>63,444</td><td>13,666</td><td>2,579,167</td><td>13,666</td><td>2,635,866</td><td>Exercise of Stock Option No. 1, No. 2
Issue Price ¥166,667, Capitalization ¥83,334
Excess over Par ¥ 83,333</td></tr>
<tr><td>March 31, 2003
(Jan. 1 - Mar. 31)</td><td>75</td><td>63,519</td><td>6,250</td><td>2,585,417</td><td>6,250</td><td>2,642,116</td><td>Exercise of Stock Option No.1, No.2
Issue Price ¥166,667, Capitalization ¥83,334
Excess over Par ¥83,333</td></tr>
<tr><td>June 30, 2003
(Apr.1-Jun. 30)</td><td>108</td><td>63,627</td><td>9,000</td><td>2,594,417</td><td>8,999</td><td>2,651,115</td><td>Exercise of Stock Option No.1, No.2
Issue Price ¥166,667, Capitalization ¥83,334
Excess over Par ¥83,333</td></tr>
</table>

5-13 Stock Option (Warrant)

(1) Stock Option No.1 (Approved on February 22, 2000)

Position	Name	Shares
President and CEO	Kazutomo Robert Hori	88
Executive Vice President and CTO	Tetsuya Sanada	50
Executive Vice President	Yosuke Iwai	40
Senior Vice President	Kenichiro Nakajima	10
Senior Vice President	Tomoo Tateishi	5
Employees	37 Employees	47
Total		240

(Note 1)

* Exercise Price ¥ 2,000,000 (Note 2)
* Exercise Period From March 1, 2002 to February 28, 2005

(2) Stock Option No.2 (Approved on May 31, 2000)

* Grantees and Granted Shares 126 Shares (49 Employees) (Note 3)
* Exercise Price ¥ 666,667 (Note 4)
* Exercise Period From September 1, 2002 to August 31, 2005

(3) Stock Option No.3 (Approved on June 28, 2001)

Position	Name	Shares
President and CEO	Kazutomo Robert Hori	170
Executive Vice President and CTO	Tetsuya Sanada	120
Executive Vice President	Yosuke Iwai	80
Executive Vice President	Kenichiro Nakajima	70
Senior Vice President	Shinichiro Yamashita	50
Senior Vice President	Tomosada Yoshikawa	50
Senior Vice President	Mikio Inari	50
Senior Vice President	Tomoo Tateishi	10
Employees	46 Employees	200
Total		800

(Note 5)

* Exercise Price ¥ 452,566 (Note 6)
* Exercise Period From September 1, 2003 to August 31, 2008

(4) Stock Option No.4 (Approved on June 27, 2002)

* Grantees and Granted Shares 800 Shares (7 Directors and 12 Employees)
* Exercise Price ¥ 276,334
* Exercise Period From September 1, 2004 to August 31, 2008

(Note 1) The number of potential but non-issued shares, as of June 30, 2003, was adjusted to 577 shares, due to stock splits implemented on June 20, 2000, August 24, 2001, and November 15, 2002, the exercise of stock options and the retirement of employees.

(Note 2) The exercise price was adjusted to ¥ 166,667 as a result of the stock splits implemented June 20, 2000, August 24, 2001, and November 15, 2002.

(Note 3) The number of potential but non-issued shares, as of June 30, 2003, was adjusted to 120 shares due to stock splits implemented on August 24, 2001 and November 15, 2002, and the retirement of employees.

(Note 4) The exercise price was adjusted to ¥166,667, as a result of the stock splits implemented on August 24, 2001 and November 15, 2002.

(Note 5) The number of potential but non-issued shares, as of June 30, 2003, was adjusted to 729 shares due to the retirement of employees.

(Note 6) The exercise price was adjusted to ¥226,283, as a result of a stock split implemented on November 15, 2002.

5-14 Common Stock held in treasury

Not applicable

5-15 Common Stock held in treasury by Subsidiaries, Affiliates and Nonconsolidated Affiliates

Not applicable

6. Others

6-1 Significant Subsequent Events after the End of the Fiscal Year

Not applicable

6-2 Employees (as of June 30, 2003)

	Mobile Contents	Marketing Solution	EC (eCommerce)	International Business	Strategic Technology Planning	Corporate Planning	Media Develop Dept.	Information System	Public Relations	Legal & Corporate Affairs	Finance	Internal Auditing	CYBIRD Total	K Laboratory
Number of Employees (persons)	116	25	5	9	4	5	16	2	4	12	5	0	203	78
Change from Previous year(persons)*	–	–	–	–	–	–	–	–	–	–	–	–	38	13
Average Age	–	–	–	–	–	–	–	–	–	–	–	–	31.51	29.09
Average Length of Service (year)	–	–	–	–	–	–	–	–	–	–	–	–	1.65	1.31

Note: This number does not include 3 CYBIRD staffs seconded to other companies, but includes 1 staff from affiliated company

6-3 Head Office

Kamiyacho MT-Bldg., 4-3-20 Toranomon,
Minato-ku, Tokyo, Japan 105-0001

6-4 Primary Lender (as of June 30, 2003)

(1) CYBIRD Co., Ltd.

Not Applicable.

(2) K Laboratory Co., Ltd. (millions of yen: round down)

Lender	Amount
The Aozora Bank Ltd.	125
The Bank of Tokyo-Mitsubishi Ltd.	25
Total	150

(3) GiGAFLOPS Japan Inc. (millions of yen: round down)

Lender	Amount
The Mizuho Bank Ltd.	8
Total	8

6-5 Board of Directors and Auditors (as of June 30, 2003)

Title	Name	Charge / Principal Occupation
President and CEO	Kazutomo Robert Hori	In charge of International Business Department
Executive Vice President and CTO	Tetsuya Sanada	President & CEO, K Laboratory Co., Ltd.
Executive Vice President	Yosuke Iwai	Director of DMOVE Co., Ltd.
Executive Vice President	Kenichiro Nakajima	Director of GiGAFLOPS Japan Inc.
Senior Vice President	Shin-ichiro Yamashita	General Manager of Mobile Contents Division In charge of Legal & Corporate Affairs Department Director of GiGAFLOPS Japan Inc.
Senior Vice President	Tomosada Yoshikawa	In charge of Finance Department and Disclosure
Senior Vice President	Mikio Inari	In charge of Technology
Senior Vice President	Fumio Nagase	President and CEO of IMAGICA Corp.
Corporate Auditor (Full Time)	Jun Utsumi	
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Hiroshi Shimizu	Takizawa & Co.

(Note 1) Statutory Auditors: Jun Utsumi, Masahisa Takeyama and Hiroshi Shimizu are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

(Note 2) Fumio Nagase meets the requirement of being an outside director as stipulated in Article 188, Clause 2, Item 7-2 of the Commercial Code.

6-6 Principal Contracts

(1) Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode® Information Service Provider Contract" CYBIRD provides information to NTT DoCoMo.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 17, 1999
J-PHONE Co., Ltd.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to J-PHONE.	November 29, 1999
	"Contract for Assignment of Credit" (for all companies in J-PHONE group) CYBIRD transfer the subscription fee from content subscribers to J-PHONE.	January 20, 2000
KDDI CORPORATION	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing contents to KDDI.	February 1, 2000
DDI POCKET, Inc.	"Information Providing and Subscription Fee Collection Service Contract" CYBIRD provides contents for DDI POKET, and DDI POKET collects the subscription fee from CYBIRD's content service subscribers for CYBIRD.	March 8, 2000
E-Plus Service Gmbh & Co. KG (Germany)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for E-Plus Service Gmbh & Co. KG	January 18, 2002
KPN Mobile The Netherlands B.V. (Netherlands)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for KPN Mobile The Netherlands B.V.	February 14, 2002
	"Mobile Portal Billing Services Agreement" KPN Mobile The Netherlands B.V. collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 14, 2002
BASE N.V./S.A.(Belgium)	"i-mode Corporation Agreement" Agreement on CYBIRD's content services for BASE N.V./S.A.	August 14, 2002
Bouygues Telecom (France)	"i-mode Site(s) Listing Contract" Agreement on CYBIRD's content services for Bouygues Telecom	November 14, 2002

(2) Contract with Alliance Partners

Contract Party	Contents of Contracts	Contract Date
Family Mart Co., Ltd. (Transferred from Famima.com Co., Ltd.; on March 1, 2002)	"System Development Contract for 'Famima-i' and 'Famima J" A development contract for "Famima-i" and 'Famima j", mobile commerce sites of Famima.com Co., Ltd. on i-mode and on J-SKY™ respectively.	December 1, 2000 (Revised on September 26, 2001)
Yahoo! Japan Corporation	"Agreement for development of the mobile version of 'Yahoo! Photos'" Service provision of 'Prinet', a CYBIRD's photo service for 'Yahoo! Photos' mobile service.	November 26, 2001
AucSale, Inc.	"Alliance Contract" Alliance Contract between AucSale and CYBIRD to develop full closed auction service system for mobile phone platform.	July 29, 2002
ITOCHU Corporation, PIA Digital Communications Co., Ltd.	"Partnership Contract" Partnership Contract among three companies to develop a business utilizing "Sugu Mail" for magazines that PIA publishes.	September 25, 2002

(3) Other Contracts (Contract with Co-Development Partner)

Contract Party	Major Contents of Contracts	Contract Date
IMAGICA Corp.	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002

7. Risk Factors

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, it should be noted that the following discussions do not claim to cover all potential risks.

7-1 Risks related to Content Business

(1) Dependence on Specific Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

(2) Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION, J-SKY of J-PHONE Co., Ltd., and H" Link of DDI POCKET Inc. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

The breakdown of consolidated sales by mobile carrier is as follows;

	1st Quarter, FY ended March, 2003	2nd Quarter, FY ended March, 2003	3rd Quarter FY ended March, 2003	4th Quarter FY ended March, 2003	1st Quarter, FY ended March, 2004
NTT DoCoMo	50.1%	49.0%	44.1%	40.2%	43.8%
KDDI	14.2%	14.1%	13.8%	11.9%	12.6%
J-PHONE	18.9%	17.8%	16.8%	15.0%	16.3%
DDI POCKET	0.5%	0.3%	0.2%	0.1%	0.1%
Others	16.3%	18.8%	25.1%	32.8%	27.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

(4) Dependence on Specific Content Services

Although we provide a broad range of content, some content services such as "Ring tone melody", "Screensaver downloading", "Fortune telling", "Game" and "Communication" enjoy great popularity. Problems with these content services and/or change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

7-2 Risks Related to CYBIRD's other business

(1) Marketing Solution Business / Commerce Business

We may not achieve expected result from these businesses due to the market entry by competitors and/or by other companies, or sudden changes in market conditions, and uncertainty of the market.

(2) International Business

As we intend to expand internationally, we will be subject to risks of conducting business in foreign countries, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations and others. If we fail to overcome any of the foregoing risks, our investment may not produce returns for us. Furthermore, the up front cost may have an adverse effect on our financial condition, even if the investment is expected to generate certain profit in the future.

(3) Technology-Related Business

Our research and development is carried out at K Laboratory Co., Ltd. This company focuses on research, development and to the licensing of next generation software platforms that are customized for mobile phones. We expect this field to develop into a major source of revenue. As the business is still in the investment phase, however, there is a possibility that we will not be able to recover our investment

due to misjudgment in our trend forecasts. This may have a negative effect on our business.

7-3 Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company has not been operating for long. In addition, our industry is still in the early stages of development. Because our content service business and our business model are still in the development stage, our earnings may vary from original forecasts. Furthermore, unexpected expenses and capital investment requirements may arise.

(2) Volatility of Financial Plan and Quarterly Results

Due to the extremely volatile environment of the Mobile Internet Business, and due to our relatively small business scale, our quarterly results may vary unexpectedly. Depending on changes in our business plan and other related factors, we may not be able to produce the expected amount of cash flow. This could have a negative effect on our business operations.

7-4 Risks Related to Investments

To expand our mobile Internet businesses, we may invest in equipment, subsidiaries, joint ventures, and M&A domestically and internationally. Although we will examine the feasibility of investments closely, it is still difficult to predict the future outcome of our investments due to the risks involved, such as technology competitiveness, business markets, exchange rate fluctuations, and the government policies, laws and regulations of each country. Thus, there remains the possibility that we may fail to gain sufficient returns from these investments.

Major Investment and Financing (as of June 30, 2003)

Company	Location	Industry	Amount Invested (mil. yen)	Amount Financed (mil. yen)	CYBIRD's Stake	
					Shares	%
K Laboratory Co., Ltd	Minato-ku, Tokyo	Information Technology	228	-	4,567	74.02
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	Information Technology	26	-	525	52.50
Cybird Korea Co., Ltd.	Seoul, Korea	Information Technology	62	30	70,000	29.17
GiGAFLOPS Japan Inc.	Shibuya-ku, Tokyo	Information Technology	80	-	1,150	100.00
AucSale, Inc.	Chuo-ku, Tokyo	Information Services	50	25	12,500	19.89

We invested 400 million yen in asset management funds. In regards to making investment decisions, we consider liquidity, rating and other related factors carefully, but it could fall below depending on the market conditions.

7-5 Risks Related to Subsidiaries and Affiliate

K Laboratory Co., Ltd., DMOVE Co., Ltd. and Cybird Korea Co., Ltd. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest or difference in priorities between these companies and CYBIRD.

7-6 Competitive Risks

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose the market share as well as suffer reduced incomes due to price competition and a decline in the number of subscriptions. This may have a negative impact on our business.

(2) Competition in the Marketing Solution / Commerce Business

In our Marketing Solution /Commerce business, competition is growing more intense. Companies that are commissioned by us or even our clients themselves may choose to enter our market and compete

directly with us. This may adversely affect our business as well.

(3) Competition with System Integrators etc.

There is a possibility of heightened competition being caused by the entrance of companies from other industries into the marketplace due to advancements in mobile communications devices other than internet-enabled mobile phones.

Envisioned Competitors List

Business Field	Company
Content	Index Corporation, XING INC., MTI Ltd., GIGA NETWORKS, INC., KONAMI CORPORATION, G-mode Co., Ltd., GignoSystem. Japan, Inc., SEGA CORPORATION, Taito Corporation, DAIICHIKOSHO CO., LTD., DWANGO Co., Ltd., NAMCO LIMITED, Nihon Enterprise Co., Ltd., HUDSON SOFT COMPANY, LIMITED, BANDAI NETWORKS CO., LTD., Faith, Inc., For-side.com Co., Ltd., YAMAHA CORPORATION
Marketing Solution / EC Business	MEDIASEEK INC., Index Corporation, INFOCOM CORPORATION, Rakuten, Inc.
Technology-Related Business (K Laboratory Co., Ltd.)	HUDSON SOFT COMPANY LIMITED, TOSE CO., LTD.

7-7 Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and observe the market carefully. If we fail to integrate and offer new technologies, our market share may fall. As a result, our business may suffer.

7-8 Risks Related to System Failure

Our services depend on continuous, real-time information feeding through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in the wireless operators' ability to transmit data. In the case of such major occurrences, we may not be able to provide continue services. As a result, our business may be affected negatively by such incidents. In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such, or employees could misuse digital data.

7-9 Risks Related to Callbacks of Defective Handsets

Callbacks of defective handsets can harm our subscriber growth and lead to cancellations. As a result, our content business income may suffer and may cause a negative impact on our business and its results.

7-10 Risks Related to Laws and Regulations

In addition to existing regulations on Internet information transactions, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may impede our business plan. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

7-11 Risks Related to Market Opening

Wireless network operators presently administrate official content services to avoid inappropriate content. However, the Ministry of Public Management, Home Affairs, Posts and Telecommunications is requesting that restrictions be lifted and markets be opened up in the areas of 1) portal services, 2) the Internet services provider business, 2) billing services, and 4) user ID (UID). Opening up these markets

could detrimentally affect our business performance.

7-12 Risks Related to Our Operation

(1) Depending on Specific Management

Kazutomo Robert Hori, president and CEO, Tetsuya Sanada, executive vice president and CTO, and other senior management staff play crucial roles in our individual business fields. If we lost the services of any of our key personnel, our business could suffer.

(2) Organization Growth

We will expand and amplify our organization to pace with market growth, however we may not be able to attract highly qualified staff in time.

Furthermore, those who have proper skill-sets to catch up with the growth of the business may need higher cost, and it may cause a negative impact on our business performance and its growth.

7-13 Intellectual Property Risks

We basically utilize many programs by using and combining some freeware software via Internet, but on case-by-case basis, we may infringe upon third-parties' intellectual rights.

Also, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to our content services. Accordingly we may inadvertently be infringing on intellectual property rights when the third party acquires the right to a patent. If a third party takes legal action against us, or prevents us from using the property rights, or demand payment for patent usage fees, we may be required to halt our business and it may negatively impact our business.

7-14 Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Business transaction problems related to the Mobile Commerce site
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services
- Damages to violation of others' properties, intellectual rights, privacy and other rights

7-15 Others

(1) Dilution of Share Value

Resolutions have been approved at general shareholders' meetings in the past to grant stock option rights based on Article 280, Section 19 of the old Japanese Commercial Code and on Article 280, Sections 20 and 21of the revised Japanese Commercial Code. If those stock option rights are exercised, the value of our common stock will be diluted, and this may affect stock prices.

(2) Stock Price Volatility

Because the number of shares issued is small and liquidity is not particularly high, the volatility risk of our stock is relatively high. Such high volatility in our stock price could affect our financial activities.

(3) Disclosure

Due to internal delay in the communication of information and other factors, we might fail to disclose material information properly. As a result, trading in our stock could be suspended, or we could be assessed some other penalty.

8. Nonconsolidated Financial Statements

8-1 Nonconsolidated Balance Sheet (Quarter)

(Unit: Millions of yen, Round down)

	1st Quarter ended June 30, 2003		1st Quarter ended June 30, 2002		Change	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Assets						
Current Assets:						
Cash and cash equivalents	1,498		2,269			
Accounts receivable	2,156		1,922			
Inventories	59		4			
Others	403		131			
Allowance for doubtful accounts	(31)		(78)			
Total current assets	4,085	64.5	4,249	78.2	(163)	(3.9)
Fixed Assets:						
(Tangible fixed assets)	111	1.8	124	2.3	(13)	(10.8)
(Intangible fixed assets)						
Software	339		461			
Software in progress	35		13			
Other intangible assets	0		0			
Total intangible assets	375	5.9	475	8.8	(99)	(21.0)
(Investments and other assets)						
Investment in securities	451		7			
Investment in affiliates	397		301			
Lease deposits	705		249			
Others	210		22			
Total investments and other assets	1,765	27.8	581	10.7	1,184	203.8
Total fixed assets	2,252	35.5	1,181	21.8	1,070	90.6
Total Assets	6,338	100.0	5,431	100.0	907	16.7

(Unit: Millions of yen, Round down)

	1st Quarter ended June 30, 2003		1st Quarter ended June 30, 2002		Change	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Liabilities and Shareholders' Equity:						
Current Liabilities						
Accounts payable	553		413			
Accrued expenses	267		378			
Accrued income taxes	12		0			
Bonus payment reserve	24		0			
Others	76		64			
Total current liabilities	934	14.7	857	15.8	76	8.9
Long-term Liabilities:						
Current portion of long-term debt	-	-	7			
Total long-term liabilities	-	-	7	0.1	(7)	-
Total liabilities	934	14.7	865	15.9	69	8.0
Shareholders' Equity						
Common Stock	2,594	41.0	2,555	47.1		
Additional Paid-in Capital	2,651	41.8	2,612	48.1		
Retained Earnings	157	2.5	(601)	(11.1)		
Unrealized gain in available-for-sale securities	0	0	-	-		
Total Shareholders' Equity	5,403	85.3	4,566	84.1	837	18.4
Liabilities and Shareholders' Equity	6,338	100.0	5,431	100.0	907	16.7

8-2 Nonconsolidated Income Statements (Quarter)

(Unit: Millions of yen, Round down)

	1st Quarter of FY ended March 31, 2004 (From April 1, 2003 To June 30, 2003)		1st Quarter of FY ended March 31, 2003 (From April 1, 2002 To June 30, 2002)		Change	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
		%		%		%
Net Sales	2,109	100.0	1,980	100.0	129	6.5
Cost of Sales	1,150	54.5	991	50.0	159	16.1
Gross Profit	958	45.5	989	50.0	(30)	(3.1)
Selling, General and Administrative Expenses	948	45.0	721	36.4	227	31.6
Operating Income	9	0.5	268	13.6	(258)	(96.3)
Nonoperating Income	19	0.9	1	0.0	17	907.7
Nonoperating Expenses	0	0.1	0	0.0	0	60.3
Ordinary Profit	28	1.3	269	13.6	(241)	(89.5)
Extraordinary Gain	-	-	9	0.5	(9)	-
Extraordinary Loss	0	0.0	-	-	0	-
Income Before Income Taxes and minority Interests	27	1.3	278	14.1	(251)	(90.2)
Income Taxes	19	0.9	0	0.0	19	3,334.5
Net Income	7	0.4	278	14.1	(270)	(97.2)

Sales by Operations

(Unit: Millions of yen, Round down)

	1st Quarter of FY ended March 31, 2004 (From April 1, 2003 To June 30, 2003)		1st Quarter of FY ended March 31, 2003 (From April 1, 2002 To June 30, 2002)		Change	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Mobile Contents Business	1,746	82.8	1,715	86.6	30	1.8
Marketing Solution Business	354	16.8	261	13.2	93	35.8
International Business	8	0.4	3	0.2	5	173.6
Total	2,109	100.0	1,980	100.0	129	6.5

Note) Consumption tax is not included in the sum mentioned above.

Notes to Nonconsolidated Financial Statements

(1) Asset Valuation Standards and Methods	a. Securities (a) Investment in subsidiaries and affiliates Valuation at cost by the moving-average method (b) Other securities Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. b. Inventories (a) Merchandise Valuation at cost by the Moving Average Cost Method (b) Work in Process Valuation at Cost by Identified Cost Method
(2) Depreciation Method for Fixed Asset	a. Tangible Fixed Asset Computed on the declining-balance method. Useful Lives : Leasehold improvements 10 to 15 years Furniture and Fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use) The straight-line method, based on a useful life of 3 years, is applied to software for in-house use.
(3) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast.
(4)Leases	All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases deemed to transfer ownership of the leased property to the lessee are capitalized, while other finance leases may be accounted for as operating leases subject to appropriate footnote disclosure.
(5) Others	Method of accounting for consumption taxes Exclusion method is employed.

■ Contact Information

CYBIRD Co., Ltd. IR group
Kamiyacho-MT Bldg. 4-3-20, Toranomon,
Minato-ku, Tokyo 105-0001
TEL: 03-3431-7127 FAX: 03-5408-1200
HP: http://www.cybird.co.jp/english/
E-mail: ircontact@cybird.co.jp

Information

These documents contain forward-looking statements made by management using information available to them before the public release of these documents. As such these statements involve risks and uncertainties. CYBIRD proactively attempts to disclosure risks regarding its business, but such disclosure should not be construed as exhaustive. Changes in economic conditions and the competitive environment and technological advances could cause actual results to differ materially. CYBIRD reminds investors that they are responsible for any investment decision made based on these documents.

Insider Trading

Persons who are deemed to have obtained key information from these documents could possibly be designated recipients of primary information for 12 hours after the public announcement of performance as provided for by the insider trading regulations stipulated in Article 166, Clause 3 of the Securities and Exchange Law and Article 30 of its enforcement regulations. Receivers of these documents are cautioned that recipients of primary information are prohibited from buying or selling shares of the Company for 12 hours after the public announcement.


CYBIRD®

+mobile=smile

2003

CYBIRD Co., Ltd. and Subsidiaries

Consolidated Financial Highlights

Years Ended March 31, 2003, 2002 and 2001

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2002	2001	2003
Net sales	¥9,271,276	¥6,944,433	¥2,900,115	$77,261
Gross profit	4,897,806	3,515,355	844,650	40,815
Operating income (loss)	1,324,049	509,565	(1,219,976)	11,034
Net income (loss)	1,073,017	457,767	(1,379,786)	8,942
Total assets	7,113,912	5,154,871	3,999,253	59,283
Total shareholders' equity	5,204,712	3,781,687	3,322,765	43,373
Cash flow	651,257	502,314	(543,036)	5,427
Free cash flow (Note 2)	860,245	292,170	(2,618,104)	7,169
EBITDA	1,709,875	874,826	(1,008,164)	14,249
	Yen			U.S. Dollars (Note 1)
Shareholders' equity per share	¥81,939	¥123,190	¥216,607	$682.83
Net income (loss) per share	17,030	14,920*	(98,803)	141.92
ROE (%)	23.9	12.8	(49.9)	
Equity ratio (%)	73.2	73.3	83.1	

Note : 1. Yen amounts are translated into U.S dollars, solely for convenience, at the rate of ¥120 to $1, the approximate rate of exchange at March 31, 2003.
2. Free cash flow : cash flow with consideration of indispensable investment on facilities for operating activities.
(Cash flow from operating activities – expenses for acquiring tangible fixed assets / intangible fixed assets).



2,900
6,944
9,271
2001
2002
2003
NET SALES
(Millions of Yen)
-1,379
457
1,073
2001
2002
2003
NET INCOME (LOSS)
(Millions of Yen)
-49.9
12.8
23.9
2001
2002
2003
RETURN ON EQUITY (ROE)
(%)
-98,803
14,920*
17,030
2001
2002
2003
NET INCOME (LOSS) PER SHARE
(Yen)

* Net income per share for the accounting term ended March 2002 would have been ¥7,460 if the 2-for-1 stock split of common stock dated November 15, 2002 had taken place at the beginning of the accounting term ended March 2002.

Contents

Into the New "+mobile" Era



We managed to secure operating margins of 14.3% and posted a remarkable 160% increase in operating income on a year-on-year basis despite the difficult business environment.

The number of Internet-enabled mobile phones sold in the Japanese market (including PHS) was 64.82 million units at the end of March 2003. Mobile networks have become an essential infrastructure, with mobile phones in the hands of half the population of Japan. Growth in new unit sales has begun to slow, however, and the market has become even more competitive as market players race to improve their services.

Since the dawn of the mobile Internet age, our goal has been to make the mobile phone an ideal tool for everyday living and business use. The mission to transform people's lives with the convenience and prosperity that only the mobile phone can deliver has continued to fuel our aggressive business growth. In fiscal 2002, CYBIRD recorded its highest sales and recurring profit figures to date, ¥9.2 billion and ¥1.3 billion, respectively. There is much to be proud of.

Message from the President

Each of the Company's businesses recorded very favorable results. Sales in our Mobile Content Business grew 14% over fiscal 2001, and now represent 76% of total sales. This growth was driven by our aggressive sales activities for CYBIRD's 81 content services, which continued to win high levels of customer satisfaction across the board. We worked to ensure a strong contribution from our overseas mobile content business, as well. Building on successes in Japan, CYBIRD now distributes 11 content items in eight countries worldwide. In the Marketing Solution Business, we strove to generate new profit opportunities by providing mobile solutions to corporate clients. CYBIRD adds value to our clients' businesses by providing effective solutions for mobile e-commerce ventures and creating mobile phone-based promotional campaigns. The share of total sales held by our Marketing Solution Business grew from 11% in fiscal 2001 to 17%. With total sales also growing, our marketing solutions are clearly performing well. K Laboratory Co., Ltd., CYBIRD's new technologies subsidiary, achieved a turn-around, demonstrating that it can continue to create new profit opportunities.

Though we are encouraged by these very favorable business results, we are also aware that the change in our stock price has been disappointing for our shareholders and investors. On behalf of the management at CYBIRD, I would like to commit to redoubling our efforts to deliver on our essential goal of profit for shareholders and investors by achieving profitable growth, as well as through appropriate disclosure of key information on company performance. We are also dedicated to responsible governance.

We shall continue to grow in fiscal 2003. Our ultimate satisfaction is to put smiles on the faces of mobile phone users and corporate clients. That's what our "+ mobile" strategy is designed to do. Our goal is nothing less than making CYBIRD the leading company in the mobile Internet market.

Kazutomo Robert Hori
President and CEO
CYBIRD Co., Ltd.



mobile = smile

Mobile Internet access by the 15 to 59 age group in Japan increased 12.0 percentage points in fiscal 2002 to reach 47.1%. User contracts for mobile handsets with cameras and third generation (3G) mobile communication services are on the rise. Users are enjoying their mobile phones in a greater and greater variety of ways, and an increasing number of companies are turning to the mobile phone as a key channel for communicating with customers and to market products and services.

CYBIRD has been providing content services with high added-value since before the launch of i-mode™ in February 1999. The Company's proven track record has given it a great deal of leverage in creating and developing new markets together with wireless network operators and mobile device manufacturers. Although the mobile phone market in Japan has entered a period of long-term steady growth, CYBIRD remains committed to realizing the limitless possibilities of mobile phone technology. CYBIRD will continue to spread its "wings" — creativity, reliability, and performance — pursuing strong, growth-focused management for years to come.

CYBIRD's Three Wings


Creativity
•Outstanding planning and proposal capacity
•Provision of unique mobile content
•Provision of revolutionary new mobile solutions
Performance
•Strength in creating new business models
•Extensive support and maintenance system
•Best R&D system in the industry
Reliability
•Track record in alliances with leading companies
•Extensive security systems
•Solid financial position to ensure high growth level

CYBIRD's Four Key Business Strategies

Mobile Content Business
Providing mobile phone content through Japan's four major wireless network operators

Marketing Solution Business
Providing solutions for the planning, development, and operation of mobile Internet sites, and consulting on corporate utilization of the mobile Internet
e-commerce business providing e-commerce solutions for mobile phones

International Business
Providing consulting, solutions, and content for overseas wireless network operators

Technology-Related Business (K Laboratory Co., Ltd.)
Developing applications for Java™ and BREW™, as well as built-in native applications, middleware, libraries, and platform technologies

CYBIRD and the Growth of the Japanese Mobile Phone Market (i-mode Case)


Number of i-mode contracts
Marketing solutions business opportunities
•Full launch of FOMA™
•Popularization of mobile phones with cameras
•Popularization of Java
Content business opportunities
Mobile Internet: application stage
Establishment of CYBIRD
CYBIRD
Mobile Internet: popularization stage
Number of mobile phone contracts (including PHS): 81.11 million
Number of Internet-enabled mobile phone contracts (including PHS): 64.82 million
(March 31, 2003)
1998.9
1999.02
i-mode launch (67 content items)

Mobile Content Business



NET SALES
(Millions of Yen)
7,074
5,909
2,322
2001
2002
2003

Mobile Content Business

	Millions of yen		Year-on-year change
	2003	2002	
Net sales	**¥7,074**	¥5,909	19.7%
Percentage of CYBIRD's net sales	**76.3%**	85.1%	–8.8% points

CYBIRD's Mobile Content Business adds value to mobile phone communications by distributing a diverse range of content via wireless network operators to users of Internet-enabled mobile phones. Various content and services are provided to users for a monthly fee, including special ring tones to announce incoming calls and e-mail, original images to enjoy on mobile phone display screens, Java-based games, news, and even horoscopes. In this business model, wireless network operators collect the service fees along with regular calling charges, and then transfer the fees collected to content providers after deducting a commission.

CYBIRD formulated this business model together with mobile phone manufacturers and wireless network operators before the start of wireless content distribution in Japan, and implemented the service with the advent of i-mode in 1999. Since then, CYBIRD has continued to provide content that attracts people's attention, as a leader in the Japanese mobile phone content distribution. As a result, CYBIRD has come to boast the largest share in this industry as measured by the number of users or by the amount of content provided, and its sales for this year increased by 19.7% year on year to ¥7.074 million.

STAR WARS Mobile


STAR WARS
MOBILE

Through a partnership with America's Lucasfilm Ltd., CYBIRD obtained the exclusive mobile phone distribution rights for *Star Wars* content within Japan. In addition to mobile phone screen images, sound effects, and theme songs, CYBIRD has been offering a database of content items from all the *Star Wars* episodes since December 2002.

In just four or five years, mobile phone technology has rapidly advanced to the point where polyphonic tones have become available, along with high-resolution color displays and Java software applications. Joining forces with wireless network operators and mobile phone manufacturers, CYBIRD has nimbly kept pace with the technology, providing high-quality content based on its technical expertise. As a result, CYBIRD has attracted many users. In addition, the Company is promoting alliances with top licensers around the world, including the film *Star Wars* owned by Lucasfilm Ltd., and the EA Sports™ 2002 FIFA World Cup™ content owned by JAMDAT Mobile Inc., in the U.S., and has obtained the exclusive mobile phone usage rights to this content in Japan. CYBIRD is providing enjoyable content including appealing characters, movie soundtracks, and extensive soccer game coverage that brings all the action right to the mobile phone user.

CYBIRD's unrivaled strength lies in its advanced planning capabilities, which address both user needs and the unique characteristics of mobile phone technology. CYBIRD's compelling R&D is constantly adding to the Company's technological leadership, which is also bolstered by its close alliances with wireless network operators, mobile phone manufacturers, and top-level licensers. CYBIRD has also established a solid business base through stringent cost management and rapid decision-making.

The mobile phone content market in Japan will force uncompetitive companies out in the future. Given this situation, CYBIRD has been making the most of the expertise and results it has already achieved to develop a long-term strategy based on its unparalleled strengths and superior position in the market. In doing so the Company is able to create even more advanced businesses and services.

Marketing Solution Business


NET SALES
(Millions of yen)
469
778
1,604
2001
2002
2003


Real-time Mobile Campaign System using POS register link
① A consumer purchasing an eligible product is given a special entry-information receipt
Eligible campaign product
Entry code
② Using "Sugu Mail™", the consumer accesses the campaign website and enters the drawing
Consumer can enter immediately after purchase
campaign server
③ Result of the drawing is shown
You are a winner!

Marketing Solution Business

	Millions of yen 2003	2002	Year-on-year change
Net sales	¥1,604	¥778	106.2%
Percentage of CYBIRD's net sales	17.3%	11.2%	+6.1% points

As of March 2003, there were 81.11 million mobile phone subscribers in Japan (including PHS users). Of these, 79.9% use Internet-enabled mobile phones, demonstrating the enormous popularity of the mobile Web. More importantly, mobile phones have become an essential item in the daily lives of Japanese people today. No matter where users go, they have constant access to mobile information and in a variety of life situations. Companies and government institutions are taking advantage of the pervasiveness of mobile phones to communicate with consumers. CYBIRD is proposing revolutionary solutions to realize new business models utilizing mobile phones for corporate promotion and already boasts an impressive track record in serving Japan's leading companies.

Take this case in point. When consumers see TV commercials or magazine advertisements, even if they have an interest in the product, if they are not given an opportunity to take immediate action, they often forget about the product. CYBIRD has succeeded in dramatically increasing the effectiveness of its clients' advertising campaigns by enabling consumers to use their mobile phones to obtain information on the products they see advertised, and even to purchase products over the phone.

Here is another specific example. A major Japanese convenience store chain developed a campaign featuring free concert tickets for a popular artist. As part of the program, CYBIRD enabled the convenience store customers to access the campaign using their mobile phones. By providing a system that instantly picked the winners, the Company succeeded in boosting the previous number of campaign entries from several hundred thousand to 1.8 million. At the same time, since this convenience store chain gave concert ticket entry forms to customers that made purchases over a certain amount, this helped substantially increase the average individual purchase amount at the stores during the campaign period. This technique has also been adopted in the campaigns of top companies in various industries, and it has been spreading rapidly since 2002. This method is also starting to be adopted by government agencies in order to provide public information to residents.

In this way, CYBIRD is providing one-stop platform comprehensive services ranging from consulting on new business models using mobile phones, to actual business planning, system development and management, to handling inquiries from users. Furthermore, the Company is continuing to form partnerships with major advertising agencies, and is proactively pursuing orders from various companies. CYBIRD expects remarkable growth in its Marketing Solution Business.

"Sugu Mail™" dramatically increases hit rates at mobile Internet sites

Accessing a site on the mobile Internet involves the effort of inputting a very long website address into a mobile device with a small screen and buttons. "Sugu Mail" is a system developed by CYBIRD that allows users to easily obtain URLs, website addresses, using the email function common to all Internet-enabled mobile phones. When the user inputs a simple address consisting of three to four digits or letters and sends the e-mail, a reply comes back with the corresponding URL. Then, by clicking on the URL link, the user is connected to the desired site.

"Sugu Mail" offers a way for consumers to access Internet sites quickly and easily, and is also used by companies offering electronic transaction services or promoting campaigns via mobile phones to realize high response rates and increase consumer drawing power.

Real-time mobile campaigns linking mobile phones and POS registers

Together with the major Japanese convenience store chain, FamilyMart Co., Ltd., CYBIRD carried out the first real-time mobile campaign in Japan, linking mobile phones and POS registers. The customer for this campaign model was a major Japanese beverage manufacturer. In this model, when a consumer purchases a canned coffee drink in the store, the cash register automatically prints a unique (campaign entry) code on the customer's receipt along with campaign information and a "Sugu Mail" e-mail address. By sending an e-mail from a mobile phone to the "Sugu Mail" e-mail address appearing on the receipt, the customer can connect to the campaign site of the major beverage manufacturer. The consumer then inputs the unique campaign entry code into the mobile phone, and finds out in real time whether a prize has been won, much like an online game.

The beverage manufacturer client for this model was able to drastically reduce campaign preparation and operation costs while at the same time obtaining a high response rate from consumers.



Partnerships with media firms add value by enabling e-commerce via mobile phone

E-commerce using mobile phones is now possible in Japan. This market is expected to reach the staggering size of 2.45 trillion (US$20.4 billion) by 2005. While the market is mostly comprised of new participants, the reality is that there have been many failed attempts, due to a lack of understanding of the potential of mobile phone technology and the needs of users, and the mistake of conceiving of the business as a mere extension of the PC Internet.

With its powerful proprietary technology, CYBIRD has built up a stable business with a sound revenue base ensured by three special advantages. The first advantage is the Company's development of mobile e-commerce models that tie in famous rock concerts with strong consumer appeal, in addition to finding top partners in a variety of fields that possess high product appeal and dynamic name recognition such as Toys "R" Us. The second advantage is CYBIRD's technological and planning ability, along with its unrivaled expertise in the mobile content business. The third advantage is CYBIRD's methods for fast and easy website access based on CYBIRD's own "Sugu Mail" service, which dramatically increases website access rates from mobile phones. In this way, CYBIRD is providing new sales channels to companies, and securing profits through revenue sharing. In 2003, the Company will utilize this wealth of mobile commerce expertise to begin its own sales operation.

Toys "R" Us

CYBIRD is providing a model for mobile electronic purchases to Toys "R" Us, a leading toy retailer that is aggressively expanding in Japan. Toys "R" Us has a lineup of several thousands of items for mobile e-shopping including new or recommended products such as toys, games, and baby products, and the retailer advertises mobile online purchase options in its catalogs and flyers. Mobile users that see this information can access a special Toys "R" Us site quickly and easily using "Sugu Mail". Since setting up this mobile shopping system in November 2002, CYBIRD has contributed greatly to sales figures at Toys "R" Us.


トイザらス・モバイルショッピング
ゲームボーイアドバンス S
What's new ? !
キャンペーン情報
ベストセラー!
モバイル限定価格!!
ゲームソフト新発売予約
キーワード・商品番号
© 2002 TOYS "R" US

Media Partnerships

CYBIRD has launched a revolutionary system for linking mobile phones to different media including TV and informational magazines. Instead of merely undertaking mobile content development for media companies, CYBIRD's business concept is to work as a partner with them to create new value-added media systems based on mobile phones.

For example, by pairing mobile phones with an informational magazine that is extremely popular with young people, readers can check detailed information on products and restaurants featured in the magazine, and even save a map of the store or restaurant location, all using their mobile phones. Moreover, the system allows readers to see something they like in the magazine and then purchase it on the spot, which provides value that goes beyond the limits of paper media to offer a new profit model to information magazine companies. The potential for implementing this new mobile e-shopping method with informational TV programs is also attracting a great deal of attention from television stations.


宴会・パーティ
2003春・夏号

Magazine + mobile

Successfully bringing customers to restaurants by enabling them to search and record the restaurant information in *Gourmet PIA* magazine using mobile phones.


sd5@sd5.jp
© 2003 Nagoya Broadcasting Network

TV + mobile

Adding interactive features to a TV program by linking mobile phones to the information program "*Mei*-Tele Wide Thunder 5" from Nagoya Broadcasting Network (NBN).

International Business

International Business

	Millions of yen		Year-on-year change
	2003	2002	
Net sales	¥48	¥31	54.8%
Percentage of CYBIRD's net sales	0.5%	0.5%	0.0% points

Using the assets and expertise that it has developed in Japan, CYBIRD is now engaged in content distribution in seven countries in partnership with local wireless network operators. Currently, the Company is providing two types of popular content in Japan, customized to meet local market needs. The first content type is "CoolSound™" ring tone melodies that signal incoming calls and e-mail, and the other is "Cool Screen™" original images that can be enjoyed on the mobile phone display screen.

Gaining access to content with strong customer appeal is one strategy for boosting competitiveness in the mobile content business, and CYBIRD is focusing on obtaining first-class character and brand licenses around the world. Overseas licenses provide a substantial competitive advantage for CYBIRD in its aim to develop businesses not only in Japan, but also in markets and regions with large growth potential. CYBIRD has already obtained mobile phone content usage rights for the film *Star Wars* owned by Lucasfilm Ltd. of the U.S., EA Sports 2002 FIFA World Cup content owned by JAMDAT Mobile Inc. of the U.S., and Formula One racing content owned by Sports Telecom Ltd. of Finland, featuring the racer J. P. Montoya.

As the No. 1 company contributing to the creation and popularization of Internet-enabled mobile phones in Japan, CYBIRD offers consulting services to overseas wireless network operators. Furthermore, in 2003 the Company plans to develop marketing solutions based on mobile technology for companies in Japan and other countries where Internet-enabled mobile phone usage has become widespread.


■ i-mode content (Europe)
Bouygues (France)
E-Plus (Germany)
KPN (the Nether lands)
BASE (Belgium)
■ i-mode content (Asia)
KGT (Taiwan)
■ WAP-MMS/SMS content
SingTel (Singapore)
StarHub (Singapore)
Mobile One (Singapore)
DTAC (Thailand)
■ Branded SIM service
New World Mobility (Hong Kong)
■ Content licenses (U.S.A.)
(Entertainment)
Films (example: Star Wars)
Games (example: EA Sports 2002 FIFA World Cup)


Twins Mobile
Twins Mobile

World's first branded SIM service starts in Hong Kong for general consumers

In cooperation with New World Mobility, a leading Hong Kong wireless network operator, CYBIRD launched a branded SIM card called "Twins Mobile" in August 2002, featuring the female duo, Twins, who are overwhelmingly popular in Hong Kong. Just by inserting the Twins Mobile card into their mobile phones, users can easily access Twins-related content, which has made it a hot topic in that city. CYBIRD constructed a new business model whereby it receives from New World Mobility a portion of the total calling charges from users of Twins Mobile and the data transmission charges generated by use of the content.

Technology-Related Business

Technology-Related Business

	Millions of yen		Year-on-year change
	2003	2002	
Net sales	**¥543**	¥225	141.3%
Percentage of CYBIRD's net sales	**5.9%**	3.2%	+2.7% points

CYBIRD's leadership in Internet-enabled mobile phone technology owes much to the Company's outstanding research and development. Researchers at CYBIRD are churning out new "killer applications" for both mobile content and business solutions at an astonishing rate. With the increasingly advanced technology required to deliver today's sophisticated mobile phone content, even major companies with well-known mobile solutions of their own are turning to CYBIRD for new R&D. CYBIRD's advanced technology has come to enjoy a reputation for rock-solid reliability, and this gives the Company an unparalleled advantage in an otherwise extremely competitive mobile market.

CYBIRD's Strategic Technology Planning Department

CYBIRD's research and development for the mobile Internet is guided by the Company's Strategic Technology Planning Department. R&D resources are strategically focused on platforms and technologies with a high potential to generate new business, such as next-generation platforms using Java, BREW, new mobile phone operating systems, and non-contact IC cards using Bluetooth™ technology. Other development priorities include AI and VoIP, mobile technologies for use with intelligent transportation systems (ITS), and systems for an interactive TV experience for application in fields such as terrestrial digital broadcasting.

K Laboratory Co., Ltd.

K Laboratory, CYBIRD's technology development subsidiary, is tasked with research and development of mobile phone software. K Laboratory's Java and BREW development, built-in native applications, middleware, and platform technologies are attracting global recognition. K Laboratory's technological prowess is now attracting global recognition. At the 2001 JavaOne℠ Conference in Japan, K Laboratory became the first Japanese firm to be certified by Sun Microsystems, Inc. as a technology partner. Then, in 2002, K Laboratory was also a recipient of the first annual BREW Developer Award from QUALCOMM Inc. K Laboratory turned a profit for the first time in fiscal 2002, due to strong contributions from Java application development services and higher revenue shares from content providers.


World clock
Tokyo
10:20 am
Options
Exit
©Nokia

World Clock II

World Clock II is K Laboratory's global timekeeping application. Nokia Corporation of Finland, the world's largest mobile phone manufacturer, has adopted World Clock II, selecting K Laboratory as its first Japanese provider of a built-in application for mobile phones.


第24回飯塚市走
ろう大会の参加者
募集
機能
読む

e-Government Solution for Iizuka City, Fukuoka, Japan

K Laboratory developed a unique Java application to create the News Browser information distribution system for residents of Iizuka City, Fukuoka. The system is the first e-government service of its kind in Japan.


Message
for
Tomorrow

Kazutomo Robert Hori
President and CEO



CYBIRD has designated fiscal 2003 as the "year of the offensive," and is focusing its energies on constructing a new profit base and strengthening existing businesses for the second growth phase.

We recognize that the best strategy is to create new value for the company and investors. We remain fully committed to our four key points for growth:

Business selection and focus
Responding to environmental change
Emphasizing profitability, continuity and expansion
Maximization of synergy effects

On the financial side, we will stress cash flow and continue efforts for improving cost efficiency. The Company is aiming to achieve an ROE of 20% or more and maximization of EVA® in the medium and long term.

CYBIRD will expand profit opportunities and boost competitiveness. In the Mobile Content Business, the Company is aiming to expand market share by stressing marketing and product strengthening in order to accelerate the expansion of the profit base. In the Marketing Solution Business area, CYBIRD will boost its profit growth rate by focusing energy on the campaign solutions business using "Sugu Mail," our mobile Internet access tool. For the International Business, we will concentrate on music distribution, and are aiming to construct a profit base for this area in the near future.

In addition to strengthening the competitiveness of each of our business areas, CYBIRD is promoting the construction of business models that can anticipate the day when society is immersed in an ubiquitous Internet environment. In April 2003, the Media Development Department was set up in order to pave the way for providing new value to society including linkups between existing businesses and media like broadcasting, film, and publishing, as well as connecting mobile phones to existing network systems. In the near future, CYBIRD will fuel growth in existing businesses, and will carry out its business strategies in areas with anticipated growth for the medium and long term.

We believe that the possibilities for the mobile phone business are limitless. CYBIRD seeks to become the leading company in the mobile phone market through persistently seizing profit opportunities.

Kazutomo Robert Hori
President and CEO
CYBIRD Co., Ltd.

Financial Review

Income and Expenses

For the fiscal year ended March 31, 2003, consolidated net sales reached ¥9,271 million, an increase of ¥2,327 million, or 33.5%, in comparison with the prior fiscal year. The major reasons for the sales expansion were the strong performance of the Mobile Content Business and satisfactory growth in the Marketing Solution and Technology-Related Businesses.

Cost of sales totaled ¥4,373 million, an increase of ¥944 million, or 27.5%. Gross profit reached ¥4,898 million, up ¥1,382 million, or 39.3%. The gross profit margin improved to 52.8%, from 50.6%, the previous fiscal year, reflecting tight control of fixed costs.

Selling, general and administrative (SG&A) expenses expanded ¥568 million, or 18.9%, to ¥3,574 million. Personnel expenses rose ¥300 million, or 39.3%, to ¥1,062 million. The number of employees on a consolidated basis, as of March 31, 2003, was 246, compared with 214 a year earlier. Advertising and general publicity expenses totaled ¥331 million, a decrease of ¥56 million, or 14.6%. The decline reflected improvements in cost efficiency through the accumulation of advertising expertise. Research and development costs amounted to ¥503 million, an increase of ¥17 million, or 3.7%. Charges and commissions totaled ¥1,052 million, an increase of ¥216 million, or 25.8%. This result reflected the growth of substituting collection fees for wireless network operators, as sales increased. Collection fees rose ¥128 million, or 22.0%, to ¥712 million.

Operating income was ¥1,324 million, up ¥814 million, or 159.8%. This result was due to stringent control of cost of sales and SG&A expenses. Income before income taxes and minority interests improved ¥834 million, or 191.2%, to ¥1,271 million.

Income taxes totaled ¥187 million, up from ¥3 million the prior year.

The cash surrender value for directors' insurance as an extraordinary gain and devaluation of software as an extraordinary loss were recorded. Since the Company reviewed collection possibilities of deferred tax assets related to temporary differences of the previous year, deferred income taxes of ¥335 million were recorded. Due to these factors, net income rose to ¥1,073 million, up ¥615 million, or 134.4%.

Basic net income per share was ¥17,030, an improvement of ¥2,110, or 14.1%, from a year earlier. The number of shares issued rose by 32,821, to 63,519 shares, compared with 30,698 shares a year earlier. The average number of shares issued increased by 32,324 shares, to 63,005 shares, as against 30,681 shares the previous year. The average number of shares issued was calculated after giving retroactive adjustment for stock split. Net income per share for the fiscal year ended March 31, 2002 was ¥7,460, reflecting the stock split completed at the beginning of the period.

Earnings before interest, taxes, depreciation and amortization (EBITDA) totaled ¥1,710 million, an increase of ¥835 million, or 95.5%, from ¥875 million the previous fiscal year. Our EBITDA is calculated using the following formula.

EBITDA = Operating income + depreciation cost (tangible assets and intangible assets)


29.1
50.6
52.8
2001
2002
2003
GROSS PROFIT MARGIN
(%)


71.2
43.3
38.5
2001
2002
2003
SG&A EXPENSES
AS A % OF NET SALES
(%)


1,709
874
-1,008
2001
2002
2003
EARNINGS (LOSS) BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION
(Millions of Yen)

Financial Position

Total assets at March 31, 2003 rose 38.0%, or ¥1,959 million, compared with year before, to ¥7,114 million. Major factors behind the expansion were increases of ¥651 million in cash and cash equivalents; ¥466 million in trade account receivables, which expanded together with sales growth; ¥157 million in current deferred tax assets; ¥427 million in investment securities; and ¥178 million in non-current deferred tax assets.

Total liabilities amounted to ¥1,855 million, a rise of ¥512 million, or 38.1%. Major changes included increases of ¥519 million in accrued income taxes and ¥58 million in trade accounts payable. Short-term bank loans declined ¥29 million, or 9.7%, to ¥271 million, and long-term debt was eliminated.

Total shareholders' equity was ¥5,205 million, up ¥1,423 million, or 37.6%, from the previous fiscal year. The accumulated deficit was reduced by ¥1,073 million due to the net income earned for the year.

Cash Flows

Total cash and cash equivalents at the fiscal year-end totaled ¥2,714 million, up ¥652 million, or 31.6%, compared with the previous fiscal year.

Cash Flow from Operating Activities

Net cash provided by operating activities expanded ¥588 million, or 90.1%, to ¥1,240 million. The substantial growth in income before income taxes and minority interests, together with smaller increases in trade accounts receivable compared with the previous year and a rise in depreciation and amortization, contributed to the surge in net cash provided by operating activities.

Cash Flow from Investing Activities

Net cash used in investing activities rose 77.9%, or ¥388 million, to ¥886 million. This result primarily reflected expenditures for investment securities of ¥450 million and expenditures for software of ¥346 million.

Cash Flow from Financing Activities

Net cash provided by financing activities declined ¥50 million, or 14.4%, to ¥298 million, mainly because of a decrease in the proceeds from short-term bank loans. Proceeds from new shares issued, net of stock issuance expenses, totaled ¥368 million.

Free cash flow for the fiscal year ended March 31, 2003 was ¥860 million, after deducting the ¥34 million in acquisitions of tangible fixed assets and ¥346 million in purchases of intangible fixed assets included under cash flows from investing activities from the ¥1,240 million in net cash provided by operating activities. This result was an expansion of ¥568 million, or 194.5%, from the free cash flow of ¥292 million recorded the prior fiscal year.



651
502
-543
2001
2002
2003
860
292
-2,618
2001
2002
2003

CASH FLOW
(Millions of Yen)

FREE CASH FLOW
(Millions of Yen)

Cybird Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

March 31, 2003 and 2002

ASSETS	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2003	2002	2003
CURRENT ASSETS:			
Cash and cash equivalents	¥2,713,948	¥2,062,691	$22,616
Receivables:			
Trade accounts	2,481,797	2,015,729	20,682
Allowance for doubtful receivables	(32,051)	(36,159)	(267)
Inventories (Note 3)	55,506	40,531	463
Deferred tax assets (Note 8)	156,736	—	1,306
Prepaid expenses and other current assets	171,958	97,995	1,432
Total current assets	5,547,894	4,180,787	46,232
PROPERTY AND EQUIPMENT:			
Leasehold improvements	82,434	68,378	687
Furniture and fixtures	163,776	143,555	1,365
Total	246,210	211,933	2,052
Accumulated depreciation	(122,735)	(77,575)	(1,023)
Net property and equipment	123,475	134,358	1,029
INVESTMENTS AND OTHER ASSETS:			
Investment in an associated company	8,751	13,007	73
Investment securities (Note 4)	456,000	29,032	3,800
Software	451,778	521,504	3,765
Lease deposit	315,781	254,680	2,632
Deferred tax assets (Note 8)	178,412	—	1,487
Other	31,821	21,503	265
Total investments and other assets	1,442,543	839,726	12,022
TOTAL	¥7,113,912	¥5,154,871	$59,283

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Thousands of Yen 2003	2002	Thousands of U.S. Dollars (Note 1) 2003
CURRENT LIABILITIES:			
Short-term bank loans (Note 5)	¥ 271,000	¥ 300,000	$ 2,258
Current portion of long-term debt (Note 5)	17,576	40,923	146
Trade accounts payable	829,437	771,363	6,912
Accrued income taxes	522,300	2,893	4,353
Accrued consumption taxes	93,778	119,565	781
Accrued bonuses	89,591	42,387	747
Accrued expenses and other current liabilities	31,318	46,124	261
Total current liabilities	1,855,000	1,323,255	15,458
LONG-TERM LIABILITIES:			
Long-term debt (Note 5)	—	17,576	—
Other	—	2,638	—
Total long-term liabilities	—	20,214	—
MINORITY INTERESTS	54,200	29,715	452
COMMITMENTS AND CONTINGENT LIABILITIES			
SHAREHOLDERS' EQUITY (Notes 6 and 7):			
Common stock—authorized, 122,792 shares; issued, 63,519 shares at March 31, 2003 and 30,698 shares at March 31, 2002	2,585,417	2,408,500	21,545
Additional paid-in capital	2,642,117	2,465,200	22,018
Accumulated deficit	(22,116)	(1,095,133)	(184)
Unrealized gain on available-for-sale securities	—	3,644	—
Foreign currency translation adjustments	(706)	(524)	(6)
Total shareholders' equity	5,204,712	3,781,687	43,373
TOTAL	¥7,113,912	¥5,154,871	$59,283

Cybird Co., Ltd. and Subsidiaries

Consolidated Statements of Income

Years Ended March 31, 2003 and 2002

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2003	2002	2003
NET SALES	¥9,271,276	¥6,944,433	$77,261
COST OF SALES	4,373,470	3,429,078	36,446
Gross profit	4,897,806	3,515,355	40,815
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Notes 9 and 10)	3,573,757	3,005,790	29,781
Operating income	1,324,049	509,565	11,034
OTHER INCOME (EXPENSES):			
Interest income	823	1,040	7
Interest expenses	(7,557)	(8,607)	(63)
Other—net	(46,579)	(65,594)	(388)
Other expenses—net	(53,313)	(73,161)	(444)
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	1,270,736	436,404	10,590
INCOME TAXES (Note 8):			
Current	522,631	2,920	4,355
Deferred	(335,147)	—	(2,793)
Total	187,484	2,920	1,562
MINORITY INTERESTS IN NET INCOME	(10,235)	24,283	(86)
NET INCOME	¥1,073,017	¥ 457,767	$ 8,942

	Yen		U.S. Dollars
PER SHARE OF COMMON STOCK (Note 2.m, 12):			
Basic net income	¥17,030	¥7,460	$141.92
Diluted net income	16,822	7,293	140.18

See notes to consolidated financial statements.

Cybird Co., Ltd. and Subsidiaries

Consolidated Statements of Shareholders' Equity

Years Ended March 31, 2003 and 2002

	Thousands of Yen					
	Outstanding Number of Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Unrealized Gain on Available-for-sale Securities	Foreign Currency Translation Adjustments
BALANCE, APRIL 1, 2001	15,340	¥2,405,500	¥2,462,200	¥(1,544,935)	Nil	Nil
Adjustment of deficit from new application of equity method to an associated company				(7,965)		
Net income				457,767		
Stock split	15,340					
Exercise of stock options	18	3,000	3,000			
Unrealized gain on available-for-sale securities					¥ 3,644	
Net increase in foreign currency translation adjustments						¥(524)
BALANCE, MARCH 31, 2002	30,698	2,408,500	2,465,200	(1,095,133)	3,644	(524)
Net income				1,073,017		
Stock split	31,640					
Exercise of stock options	1,181	176,917	176,917			
Transfer to realized gain on sales of available-for-sale securities					(3,644)	
Net increase in foreign currency translation adjustments						(182)
BALANCE, MARCH 31, 2003	63,519	¥2,585,417	¥2,642,117	¥ (22,116)	¥ —	¥(706)

	Thousands of U.S. Dollars (Note 1)				
	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Unrealized Gain on Available-for-sale Securities	Foreign Currency Translation Adjustments
BALANCE, MARCH 31, 2002	$20,071	$20,544	$(9,126)	$ 30	$(4)
Net income			8,942		
Exercise of stock options	1,474	1,474			
Transfer to realized gain on sales of available-for-sale securities				(30)	
Net increase in foreign currency translation adjustments					(2)
BALANCE, MARCH 31, 2003	$21,545	$22,018	$ (184)	$ —	$(6)

See notes to consolidated financial statements.

Cybird Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended March 31, 2003 and 2002

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2003	2002	2003
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥1,270,736	¥ 436,404	$10,590
Adjustments for:			
Income taxes—paid	(3,224)	(2,309)	(27)
Depreciation and amortization	385,826	365,261	3,215
Provision for doubtful receivables	32,051	16,904	267
Equity in net loss of an associated company	2,175	62,393	18
Gain on sales of investment securities	(8,361)	(53,607)	(70)
Loss (gain) from subscription of new shares by minority	1,900	(49,642)	16
Impairment loss on software	54,620	101,743	455
Change in operating assets and liabilities:			
Increase in trade accounts receivable	(501,742)	(720,576)	(4,181)
(Increase) decrease in inventories	(14,975)	21,363	(125)
Increase in trade accounts payable	52,055	293,825	434
Increase in accrued consumption taxes	—	119,565	—
Increase in accrued bonuses	47,204	12,777	394
Other—net	(78,229)	48,152	(652)
Total adjustments	(30,700)	215,849	(256)
Net cash provided by operating activities	1,240,036	652,253	10,334
INVESTING ACTIVITIES:			
Expenditures for property and equipment	(34,277)	(37,296)	(286)
Expenditures for software	(345,514)	(322,787)	(2,879)
Expenditures for investment in an associated company	—	(42,692)	—
Proceeds from sales of investment securities	25,111	87,994	209
Expenditures for investment securities	(450,000)	—	(3,750)
Expenditures for lease deposit	(63,125)	(146,276)	(526)
Increase in other assets	(18,319)	(37,011)	(152)
Net cash used in investing activities	(886,124)	(498,068)	(7,384)
FINANCING ACTIVITIES:			
Proceeds from short-term bank loans	300,000	800,000	2,500
Repayments of short-term bank loans	(329,000)	(500,000)	(2,742)
Repayments of long-term debt	(40,923)	(39,207)	(341)
Proceeds from new shares issued, net of stock issuance expenses	353,834	6,000	2,948
Other—net	14,250	81,336	119
Net cash provided by financing activities	298,161	348,129	2,484
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(816)	—	(7)
NET INCREASE IN CASH AND CASH EQUIVALENTS	651,257	502,314	5,427
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,062,691	1,560,377	17,189
CASH AND CASH EQUIVALENTS, END OF YEAR	¥2,713,948	¥2,062,691	$22,616

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended March 31, 2003 and 2002

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in 2002 financial statements to conform to the classifications used in 2003. In accordance with accounting procedures generally accepted in Japan, certain comparative disclosures are not required to be and have not been presented herein.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Cybird Co., Ltd. (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥120 to $1, the approximate rate of exchange at March 31, 2003. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. **Consolidation**—The consolidated financial statements include the accounts of the Company and subsidiaries, K Laboratory Co., Ltd. and DMOVE Co., Ltd. (together, the "Group").

The equity method has been applied to investment in an associated company, Cybird Korea Co., Ltd.

The excess of cost of an acquisition over the fair value of the net assets of business acquired at the date of acquisition is charged to income when the acquisition is made.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. **Cash Equivalents**—Cash equivalents are time deposits which become due within three months of the date of acquisition and can be withdrawn on demand with no diminution of principal.

c. **Inventories**—Merchandise is stated at cost, which is determined by the moving-average method. Work in process is stated at cost, which is determined by the specific identification method.

d. **Allowance for Doubtful Receivables**—Allowance for doubtful receivables is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

e. **Property and Equipment**—Property and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of assets. The range of useful lives is principally from 10 to 15 years for leasehold improvements and from 5 to 6 years for furniture and equipment.

f. **Investment Securities**—Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost, which is determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

g. **Amortization of Software**—Software for in-house use is amortized by the straight-line method over its estimated useful life of 3 years.

h. **Leases**—All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

i. **Stock Issuance Expenses**—Stock issuance expenses are charged to income when incurred.

j. **Research and Development Costs**—Research and development costs are charged to income as incurred.

k. **Income Taxes**—The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

l. **Appropriations of Retained Earnings**—Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

m. **Per Share Information**—Basic net income per share is computed by dividing net income available to common shareholders, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible notes and bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense, net of tax, and full exercise of outstanding warrants.

3. INVENTORIES

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Merchandise	¥ 1,082	¥ 300	$ 9
Work in process	54,424	40,231	454
Total	¥55,506	¥40,531	$463

4. INVESTMENT SECURITIES

Investment securities as of March 31, 2003 and 2002, were all classified as available-for-sale and consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Equity securities:			
Marketable	¥400,000	¥22,032	$3,333
Non-marketable	56,000	7,000	467
Total	¥456,000	¥29,032	$3,800

Information regarding marketable equity securities was as follows:

	Thousands of Yen		
	2003		
	Cost	Unrealized Gains	Fair Value
Securities classified as available-for-sale	¥400,000	¥—	¥400,000

	Thousands of U.S. Dollars		
	2003		
	Cost	Unrealized Gains	Fair Value
Securities classified as available-for-sale	$3,333	$—	$3,333

Proceeds from sales of available-for-sale securities for the years ended March 31, 2003, were ¥25,111 thousand ($209 thousand), resulting in gross gains of ¥9,360 thousand ($78 thousand), computed on the moving average cost basis.

5. SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans at March 31, 2003 and 2002 consisted of notes to banks. The annual interest rates applicable to the short-term bank loans ranged from 1.88% to 3.8% and 1.75% to 2.00% at March 31,2003 and 2002 ,respectively.

Long-term debt at March 31, 2003 and 2002, consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Accounts payable in installment due August 2003	¥ 17,576	¥ 58,499	$ 146
Less current portion	(17,576)	(40,923)	(146)
Long-term debt, less current portion	¥ —	¥ 17,576	$ —

6. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends. Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥50 thousand. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On August 24, 2001, the Company made a stock split by way of a free share distribution at the rate of 2 shares for each outstanding share, and 15,340 shares were issued to shareholders of record at that date. Stated capital was not changed as a result of this stock split.

During the year ended March 31, 2002, the Company issued 18 shares of common stock for the exercise of stock options, for gross proceeds of ¥6,000 thousand ($46 thousand). Out of such proceeds, ¥3,000 thousand ($23 thousand) was designated as stated capital, and the remaining ¥3,000 thousand ($23 thousand) was credited to additional paid-in capital.

On November 15, 2002, the Company made a stock split by way of a free share distribution at the rate of 2 shares for each outstanding share, and 31,640 shares were issued to shareholders of record at that date. Stated capital was not changed as a result of this stock split.

During the year ended March 31, 2003, the Company issued 1,099 shares of common stock for the exercise of stock options ("No. 1 plan" described in Note 7) for gross proceeds of ¥335,834 thousand ($2,798 thousand). Out of such proceeds, ¥167,917 thousand ($1,399 thousand) was designated as stated capital, and the remaining ¥167,917 thousand ($1,399 thousand) was credited to additional paid-in capital.

During the year ended March 31, 2003, the Company also issued 82 shares of common stock for the exercise of stock options ("No. 2 plan" described in Note 7) for gross proceeds of ¥18,000 thousand ($150 thousand). Out of such proceeds, ¥9,000 thousand ($75 thousand) was designated as stated capital, and the remaining ¥9,000 thousand ($75 thousand) was credited to additional paid-in capital.

The amount of retained earnings available for dividends under the Code was ¥149,724 thousand ($1,247 thousand) as of March 31, 2003, based on the amount recorded in the parent company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

7. STOCK OPTIONS

At the general shareholders' meeting held on February 22, 2000, an incentive stock option plan was approved for the Company's directors and employees. Under the plan ("No. 1 plan"), 5 directors and 37 employees were granted options to be issued new shares up to 193 shares of the Company's common stock (2,316 shares after a stock split exercised on June 20, 2000, August 24, 2001 and November 15, 2002) and 47 shares (564 shares after a stock split exercised on June 20, 2000, August 24, 2001 and November 15, 2002), respectively, at the exercise price of ¥2,000,000 (¥166,667 after a stock split exercised on June 20, 2000, August 24, 2001 and November 15, 2002) during the period from March 1, 2002 to February 28, 2005.

At the general shareholders' meeting held on May 31, 2000, an incentive stock option plan was approved for the Company's employees. Under the plan ("No. 2 plan"), 49 employees were granted options to be issued new shares up to 126 shares of the Company's common stock (504 shares after a stock split exercised on August 24, 2001 and November 15, 2002) at the exercise price of ¥666,667 (¥166,667 after a stock split exercised on August 24, 2001 and November 15, 2002) during the period from September 1, 2002 to August 31, 2005.

At the annual general shareholders' meeting held on June 28, 2001, an incentive stock option plan was approved for the Company's directors and employees. Under the plan ("No. 3 plan"), on September 1, 2001, 8 directors and 46 employees were granted options to be issued new shares up to 600 shares of the Company's common stock (1,200 shares after a stock split exercised on November 15, 2002) and 200 shares (400 shares after a stock split exercised on November 15, 2002), respectively, at the exercise price of ¥452,566 (¥226,283 after a stock split exercised on November 15, 2002) during the period from September 1, 2003 to August 31, 2008.

At the annual general shareholders' meeting held on June 27, 2002, an incentive stock option plan was approved for the Company's directors and employees. Under the plan ("No. 4 plan"), on June 9, 2003, 7 directors and 12 employees were granted options to be issued new shares up to 800 shares of the Company's common stock in total at the exercise price of ¥276,334 during the period from September 1, 2004 to August 31, 2008.

The above exercise price will be adjusted for the dilutive effect of a stock split or business combination.

8. INCOME TAXES

The Company and subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 42% and 40% for the years ended March 31, 2003 and 2002, respectively.

On March 31, 2003, a tax reform law was enacted in Japan which changed the normal effective statutory tax rate from approximately 42% to 40%, effective for years beginning on or after April 1, 2004. The effect of this change on deferred taxes in the consolidated statements of income for the year ended March 31, 2003 was a decrease approximately ¥8,920 thousand.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2003 and 2002, were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Deferred tax assets (current):			
Allowance for doubtful receivables and other current assets	¥161,515	¥68,547	$1,346
Less valuation allowance	(4,779)	(68,547)	(40)
Total	¥156,736	Nil	$1,306
Deferred tax assets (non-current):			
Tax loss carryforwards	¥ 34,314	¥ 213,599	$ 286
Investments and other assets	185,582	143,965	1,547
Less valuation allowance	(41,484)	(357,564)	(346)
Total	¥178,412	Nil	$1,487
Deferred tax liabilities (non-current):			
Unrealized gain on available-for-sale securities	¥ —	¥ 2,638	$ —
Total	¥ —	¥ 2,638	$ —

A reconciliation between the normal effective statutory tax rate for the years ended March 31, 2003 and 2002, and the actual effective tax rates reflected in the accompanying consolidated statements of income is as follows:

	2003	2002
Normal effective statutory tax rate	42.0%	42.0%
Expenses not deductible for income tax purposes	1.5	3.6
Tax loss carryforwards	—	(91.2)
Depreciation of software not deductible	(29.9)	24.2
Other—net	1.2	22.1
Actual effective tax rate	14.8%	0.7%

9. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Details of selling, general and administrative expenses for the years ended March 31, 2003 and 2002 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Advertising and general publicity expenses	¥ 330,638	¥ 387,034	$ 2,755
Provision for doubtful receivables	32,051	16,904	267
Compensation paid to directors	270,483	230,808	2,254
Salaries	643,020	437,164	5,358
Welfare expenses	112,160	77,086	935
Bonuses	36,796	17,416	307
Traveling and transportation expenses	78,484	33,297	654
Research and development costs	503,971	486,165	4,200
Commission	712,253	583,992	5,935
Others	853,901	735,924	7,116
Total	¥3,573,757	¥3,005,790	$29,781

10. RESEARCH AND DEVELOPMENT COSTS

Research and development costs charged to income were ¥503,971 thousand ($4,200 thousand) and ¥486,165 thousand for the years ended March 31, 2003 and 2002, respectively.

11. LEASES

The Group has entered into lease agreements as lessee with regard to computer equipment and other assets.

Total expenses under finance lease arrangements that do not transfer ownership of the leased equipment were ¥223,373 thousand ($1,861 thousand) and ¥189,770 thousand for the years ended March 31, 2003 and 2002, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance lease, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis at March 31, 2003 and 2002, was as follows:

Property, equipment and software:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Acquisition cost	¥808,896	¥660,311	$6,741
Accumulated depreciation	474,698	285,658	3,956
Net leased property	¥334,198	¥374,653	$2,785

Obligations under finance leases:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Due within one year	¥196,961	¥183,629	$1,641
Due after one year	151,143	216,940	1,260
Total	¥348,104	¥400,569	$2,901

Depreciation expense and interest expense under finance leases for the years ended March 31, 2003 and 2002:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Depreciation expense	¥206,708	¥174,958	$1,723
Interest expense	20,057	23,813	167
Total	¥226,765	¥198,771	$1,890

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, are computed by the straight-line method and the interest method, respectively.

12. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2003 and 2002 is as follows:

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
Year Ended March 31, 2003	Net Income	Weighted-average Shares	EPS	
Basic EPS—				
Net income available to common shareholders	¥1,073	63,004	¥17,030	$141.92
Effect of dilutive securities—				
Warrants	—	778		
Diluted EPS—				
Net income for computation	¥1,073	63,782	¥16,822	$140.18
Year Ended March 31, 2002				
Basic EPS—				
Net income available to common shareholders	¥ 457	61,360	¥ 7,460	
Effect of dilutive securities—				
Warrants	—	1,404		
Diluted EPS—				
Net income for computation	¥ 457	62,764	¥ 7,293	

13. SUBSEQUENT EVENTS

On April 4, 2003, the Company acquired 1,030 shares of Gigaflops Japan Inc., and Gigaflops became a subsidiary of the Company. Gigaflops is primarily engaged in information processing service, aggressively expanding its unofficial site related business, and had net assets of ¥46 million ($383 thousand) at July 31, 2002 and revenue of ¥126 million ($1,050 thousand) for the fiscal year then ended. This acquisition is aimed at strengthening the Company's mobile contents business by further increasing its paid subscribers as well as promoting broader integrated business with Gigaflops.

14. SEGMENT INFORMATION

The Group is mainly engaged in the business of handset-based mobile internet content services in Japan. The net sales and operating income from and the assets of such business segment in Japan exceeded 90% of the Group's total business. Therefore, segment information for the years ended March 31, 2003 and 2002, is not required to be disclosed.

Independent Auditors' Report

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Tel :+81-3-3457-7321
Fax :+81-3-3457-1694
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Cybird Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Cybird Co., Ltd. and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cybird Co., Ltd. and subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2003

Glossary

Note 1 : Platform

Refers to the individual hardware and software standards of different makers. The expression compares these standards to a railway system in which different rails run their own paths without ever crossing.

Note 2 : Java™

A programming language created by Sun Microsystems, Inc. that does not rely on a specific operating system. Programs developed in Java™ can be run solely by mobile phone units, allowing them to be used in areas that telecommunication carrier signals cannot reach.

Note 3 : BREW™ (Binary Runtime Environment for Wireless)

An application execution environment for mobile phones developed by U.S. company QUALCOMM Incorporated. BREW™ is installed on the mobile phones of those telecommunications carriers using CDMA (see below) transmission standards, such as KDDI Corp. and certain U.S. and South Korean companies. CDMA (Code Division Multiple Access) is an access method developed by QUALCOMM that allows multiple communications to take place over the same frequency range. CDMA realizes greater efficiency in the use of channels through this multiplexing capability.

Board of Directors and Auditors

As of March 31, 2003

President and CEO
Kazutomo Robert Hori

Executive Vice President and CTO
Tetsuya Sanada

Executive Vice Presidents
Yosuke Iwai
Kenichiro Nakajima

Senior Vice Presidents
Shinichiro Yamashita
Tomosada Yoshikawa
Mikio Inari
Tomoo Tateishi

Standing Corporate Auditor
Jun Utsumi

Corporate Auditors
Masahisa Takeyama
Hiroshi Shimizu

Company Outline

As of March 31, 2003

Name
CYBIRD Co., Ltd.

Established
September 29, 1998

Capital
¥2,409 million

Head office
4-3-20, Toranomon, Minato-ku,
Tokyo 105-0001, Japan
Opens at the following address as of August 11:
6-10-1, Roppongi, Minato-ku,
Tokyo 105-6122, Japan
Tel:+81-3-5785-6100

Employees
174 (246 in Group companies)

Business lines
- Distribution of mobile content services for Internet-enabled mobile phones
- Providing solutions for corporations through mobile phones
- Planning, development and operation of websites for Internet-enabled mobile phones

Listing code number
4823 (JASDAQ)

Banks
The Bank of Tokyo-Mitsubishi, Ltd.
Mizuho Bank, Ltd.
UFJ Bank Limited
The Aozora Bank Ltd.

Consolidated subsidiaries
K Laboratory Co., Ltd.
DMOVE Co., Ltd.

Affiliate
Cybird Korea Co., Ltd.

Stock Information

As of March 31, 2003

Number of shares issued and outstanding
63,519

Number of shareholders
1,464

Principal shareholders

	(shares)	(%)
Kazutomo Robert Hori	8,398	13.22
Yosuke Iwai	3,827	6.02
Omron Corporation	3,600	5.66
Tetsuya Sanada	3,582	5.63
Omron Finance Co., Ltd.	3,560	5.60
Japan Trustee Services Bank	3,194	5.02
Master Trust Bank of Japan	2,995	4.71
Raumuzu Co., Ltd.	2,520	3.96
Tomoo Tateishi	2,166	3.41
Kenichiro Nakajima	2,062	3.24

•i-mode and is a trademark or registered trademark of NTT DoCoMo, Inc. in Japan and other countries.
•All company and product names mentioned in this document are trademarks
or registered trademarks of their respective companies.

Forward-Looking Statements

Statements in this Annual Report herein with respect to CYBIRD's plans, strategies, and beliefs, as well as other statements that are not historical facts, are forward-looking statements involving risks and uncertainties. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in CYBIRD's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, CYBIRD's products and services in the marketplace; CYBIRD's ability to continue to win acceptance for its products and services in these highly competitive markets; and movements of currency exchange rates.


CYBIRD

CYBIRD Co., Ltd.
6-10-1 Roppongi, Minato-ku, Tokyo, Japan 105-6122
TEL : +81-3-5785-6100 Mail : ircontact@cybird.co.jp
http://www.cybird.co.jp/english

Printed in Japan